Exhibit 99.2

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS TO BE HELD ON

TUESDAY, MAY 10, 2022

AND

MANAGEMENT PROXY CIRCULAR

April 8, 2022

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the International Air Transport Association, 800 Square-Victoria, 11th floor, Montreal, Québec, on Tuesday, May 10, 2022 at 10:00 a.m. (Eastern Time) for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2021, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)

to consider and, if deemed advisable, to pass Resolution 2022-1 (the text of which is attached as Appendix “A” to the accompanying Management Proxy Circular), with or without amendments, ratifying the amendments and the renewal of the shareholder rights plan of the Corporation which has been in force since February 10, 2010, the whole as described in the accompanying Management Proxy Circular;

(5)

to consider and, if deemed advisable, to pass Resolution 2022-2 (the text of which is attached as Appendix “B” to the accompanying Management Proxy Circular), with or without amendments, approving amendments to the share option plan of the Corporation, the whole as described in the accompanying Management Proxy Circular; and

(6)	to transact such other business as may properly come before the Meeting.

Only persons registered as shareholders on the records of the Corporation as of the close of business on April 5, 2022 are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a shareholder after such date will be entitled to vote or act at the Meeting or any adjournment thereof.

A shareholder who is unable to attend the Meeting in person may appoint another person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting by completing the enclosed form of proxy and returning same to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec, Canada H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 6, 2022.

DATED at Montreal, Québec, Canada, April 8, 2022

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jocelyn Lafond Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec, Canada H3A 1T8

MANAGEMENT PROXY CIRCULAR

The information contained in this management proxy circular (the “Circular”) is given as at April 8, 2022, except as otherwise noted. In this Circular, the symbol “$” refers to the American dollar and the symbol “CAN $” or “CAD” refers to the Canadian dollar.

TABLE OF CONTENTS

ITEM I. INFORMATION RELATING TO VOTING		1

1.	By Proxy	1
2.	In Person	4
3.	Voting Securities and Principal Holders	4

ITEM II. SUBJECTS TO BE TREATED AT THE MEETING		5

1.	Receipt of Financial Statements	5
2.	Election of Directors	5
3.	Appointment of Auditors	23
4.	Shareholder Rights Plan	24
5.	Amendments to Share Option Plan	29
6.	Other Matters to be Acted Upon	30

ITEM III. ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS		31

ITEM IV. COMPENSATION		32

1.	Compensation Discussion & Analysis	32
2.	Summary Compensation Table	46
3.	Incentive Plan Awards	51
4.	Termination and Change of Control Provisions	54
5.	Performance Graph	60

ITEM V. CORPORATE GOVERNANCE DISCLOSURE		62

ITEM VI. OTHER INFORMATION		69

1.	Audit Committee Information	69
2.	Shareholder Proposals	70
3.	Additional Documentation	70
4.	Approval by the Board	71

APPENDIX A RESOLUTION 2022-1 – SHAREHOLDER RIGHTS PLAN		72

APPENDIX B RESOLUTION 2022-2 – SHARE OPTION PLAN		73

SCHEDULE A TO APPENDIX B SHARE OPTION PLAN		74

APPENDIX C MANDATE OF THE BOARD OF DIRECTORS		85

APPENDIX D DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY		88

APPENDIX E NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER		90

APPENDIX F COMPENSATION COMMITTEE CHARTER		94

APPENDIX G AUDIT COMMITTEE CHARTER		98

ITEM I.           INFORMATION RELATING TO VOTING

You may vote your shares either through a proxy or in person at the annual meeting of shareholders (the “Meeting”) of Theratechnologies Inc. (the “Corporation” or “Theratechnologies”).

1.          By Proxy

Solicitation of Proxies

This Circular is provided in connection with the solicitation by management of the Corporation of proxies to be used at the Meeting of the Corporation to be held on Tuesday, May 10, 2022, at the time, place and for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and at any continuation of the Meeting after adjournment thereof.

It is expected that the solicitation of proxies will be made primarily by mail. However, officers or employees of the Corporation may also solicit proxies by telephone, telecopy, e-mail or in person. Our employees will receive no compensation for these services. The entire cost of solicitation will be borne by the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related material to beneficial owners of common shares. See “Non-Registered Holders” below.

Terms of Proxy Grant

A registered shareholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it to Computershare Trust Company of Canada (“Computershare”) as per the instructions below. By completing the enclosed form of proxy, you appoint the persons proposed in that form to represent your interests and vote your shares on your behalf at the Meeting. The persons named in the enclosed form of proxy are directors or officers of the Corporation. However, you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the persons designated in the form of proxy provided by the Corporation. To do this, you must insert such person’s name in the blank space provided in the enclosed form of proxy.

If you hold your shares through an intermediary (a stockbroker, a bank, a trust, a trustee, etc.), you are not a registered shareholder in the registry of shareholders of the Corporation held by Computershare. Therefore, you cannot vote your shares directly at the Meeting. If this is your situation, you will receive from your intermediary explanation as to how to appoint proxies and have them vote your shares. To ensure that your instructions are respected, you must deliver them to your intermediary within the prescribed deadline. See “Non-Registered Holders” below. For any questions, please contact your intermediary directly.

Proxy Voting

The persons named or appointed in the form of proxy will, on a show of hands or any ballot that may be called, vote (or withhold from voting) your shares in respect of which they are appointed as proxies in accordance with the instructions given in the form of proxy. In the absence of instructions, the voting rights attached to the shares referred to in your form of proxy will be exercised FOR the matters mentioned in the attached Notice of Meeting.

Furthermore, the enclosed form of proxy confers upon the proxy holder a discretionary power with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to all other matters which may properly come before the Meeting, or any continuation after adjournment thereof. As at

INFORMATION RELATING TO VOTING	PAGE 1
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

Delivery of Form of Proxy and Deadlines

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, please send the completed form of proxy to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 6, 2022 (unless you attend the Meeting in person). All shares represented by proper proxies accompanied by duly completed declarations received by Computershare at the latest on such date and prior to such time will be voted in accordance with your instructions as specified in the proxy form on any ballot that may be called at the Meeting.

If you hold your shares through an intermediary, please proceed as indicated in the documentation sent by your intermediary and within the deadlines specified therein. See “Non-Registered Holders” below. For any questions, please contact your intermediary directly.

Revocation of a Proxy

You may, at any time, including any continuation of the Meeting after adjournment thereof, revoke a proxy for any business with respect to which said proxy confers a vote that has not already been cast.

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, please send a written notice to revoke a proxy bearing your signature or that of your proxy (or a representative of your proxy if your proxy is a corporation) to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 6, 2022. You may also revoke a proxy in person at the Meeting by making a request to that effect to the Secretary of the Corporation.

If you hold your shares through an intermediary, please proceed as indicated in the documentation sent by your intermediary and within the deadlines specified therein. For any questions, please contact your intermediary directly.

Non-Registered Holders

The information set forth in this section should be reviewed carefully by the non-registered shareholders. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, those shares will, in all likelihood, not be registered in the shareholder’s name. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

There are two categories of Beneficial Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Beneficial Shareholders of proxy-related materials and other security holder materials and the request for voting instructions from such Beneficial Shareholders.

INFORMATION RELATING TO VOTING	PAGE 2
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Non-objecting beneficial owners (“NOBOs”) are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

In accordance with the requirements of NI 54-101, the Corporation is sending the Notice of Meeting, the Circular and a voting instruction form (the “Meeting Materials”) indirectly through intermediaries to all Beneficial Shareholders. NI 54-101 permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Meeting Materials directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver the Meeting Materials to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Meeting Materials indirectly through intermediaries to all Beneficial Shareholders. The cost of the delivery of the Meeting Materials by intermediaries to Beneficial Shareholders will be borne by the Corporation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or his or her broker’s agent), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the shares as proxyholder for the registered shareholder by entering his or her own name in the blank space on the proxy form or voting instruction form provided to him or her by his or her broker (or his or her broker’s agent) and return it to that broker (or that broker’s agent) in accordance with the broker’s instructions (or the agent’s instructions).

Applicable securities regulatory policy requires intermediaries, on receipt of Meeting Materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholder’s meetings on Form 54-101F7 (Request for Voting Instructions Made by Intermediary). Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting or any adjournment(s) thereof. Often, the form of request for voting instructions supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholders on how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to attend at the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). In forwarding the Meeting Materials to Beneficial Shareholders, Broadridge typically includes a voting instruction form in lieu of the form of proxy that some intermediaries employ. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number to vote the shares held by them or access Broadridge’s dedicated voting website at https://proxyvote.com to deliver their voting instructions. Broadridge will then provide aggregate voting instructions to the Corporation’s transfer agent and registrar, which tabulates the results and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any

INFORMATION RELATING TO VOTING	PAGE 3
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

adjournment(s) thereof. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact your broker or other intermediary for assistance.

All references to shareholders in this Circular, the enclosed form of proxy and the Notice of Meeting are to the registered shareholders unless specifically stated otherwise.

2.          In Person

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, you may present yourself on the date, at the time and place set forth in the Notice of Meeting and register with the representatives of Computershare who will be at the Meeting. You should then follow voting instructions given by the Chair of the Meeting.

If you hold your shares through an intermediary and you wish to vote your shares in person at the Meeting, please proceed as indicated in the documentation sent by your intermediary. For any questions, please contact your intermediary directly.

3.          Voting Securities and Principal Holders

As at April 5, 2022, there were 95,121,639 common shares (the “Common Shares”) of the Corporation issued and outstanding. The Common Shares are the only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share entitles its holder to one vote with respect to the matters voted on at the Meeting.

Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at 5:00 p.m. (Eastern time) on April 5, 2022, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive Notice of the Meeting and to vote at the Meeting (the “Record Date”), will be entitled to exercise their voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any continuation after adjournment thereof, if present or represented by proxy thereat.

To our knowledge, no person beneficially owns, or controls or directs control, directly or indirectly, over more than ten percent (10%) of the outstanding Common Shares of the Corporation.

INFORMATION RELATING TO VOTING	PAGE 4
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

ITEM II.           SUBJECTS TO BE TREATED AT THE MEETING

1.        Receipt of Financial Statements

The consolidated financial statements for the fiscal year ended November 30, 2021 together with the auditors’ report thereon will be presented at the Meeting. The financial statements have already been mailed to you if you requested them, prior to the mailing of this Circular. The financial statements are also available as part of the Corporation’s filings on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov as an exhibit to our Form 40-F dated February 24, 2022. No vote is required on this matter.

2.          Election of Directors

Composition of the Board of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board”) must consist of a minimum of three (3) and a maximum of twenty (20) directors. The Board is currently comprised of nine (9) directors.

Advance Notice By-Law

On June 12, 2020, the Board adopted By-Law No. 4 (the “Advance Notice By-Law”). The Advance Notice By-Law was approved by the shareholders on July 16, 2020.

The purpose of the Advance Notice By-Law is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. In particular, the Advance Notice By-Law sets a period of at least (30) days prior to the date of an annual meeting of shareholders, or of any postponement or adjournment thereof, at which directors are to be elected for the submission to the Corporation by shareholders of a notice of director nominations. It also sets forth the information that a shareholder must include in the notice for it to be valid.

The Advance Notice By-Law will allow the Corporation to receive adequate prior written notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees’ qualifications and suitability to act as directors. It will also facilitate an orderly and efficient meeting process.

Majority Voting Policy

The Board adopted a majority voting policy (the “Majority Voting Policy”) regarding the election of directors pursuant to which a nominee for election as a director of the Corporation who receives a greater number of votes “withheld” than votes “for” will have to tender his/her resignation to the Board immediately following the meeting of shareholders at which the director was a nominee for election. The Board will determine whether to accept such resignation or not. The Board will make its decision and announce it in a press release within ninety (90) days following the meeting of shareholders. The director who tendered his/her resignation will not be part of any committee or Board deliberations pertaining to his/her resignation. The Majority Voting Policy only applies in circumstances involving an uncontested election of directors.

An “uncontested election of directors” means an election of directors in respect of which (i) the number of director nominees is the same as the number of directors proposed by management to be elected to the Board; (ii) no person other than those nominees who are part of the candidates proposed by management listed in a management circular is proposed at a meeting as a candidate for directorship; or (iii) no proxy materials are circulated in support of one or more nominees who are not part of the candidates proposed by management.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 5
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Nominees

All of the nominees mentioned below for the director positions of the Corporation are elected for a one-year term ending at the next annual meeting of shareholders or when his/her successor is elected, unless he/she resigns or the position becomes vacant as a result of death, dismissal or otherwise, prior to said meeting.

Management proposes that nine (9) directors be elected at the Meeting. Management does not contemplate that any of the nominees listed in the table below will be unable to fulfill his/her mandate as director.

The following table sets forth, for each nominee, the following information:

–	his/her name;
–	his/her age;
–	his/her municipality/city/province/state of residence;
–	his/her independence from the Corporation;
–	the date he/she became a director;
–	his/her principal occupation;
–	his/her biography;
–	his/her areas of expertise;
–	his/her memberships on the committees of the Board of the Corporation;
–	the number of Board and committee meetings attended in the fiscal year ended November 30, 2021 while acting as a director and committee member;
–

the number of Common Shares, deferred share units (“DSUs”), stock options, common share purchase warrants (“Warrants”) and convertible notes (“Notes”) held or controlled as at the date of this Circular;

–	his/her compliance with the Shareholding Policy as at November 30, 2021;
–	whether he/she acts as a director of other public companies; and
–	whether he/she acts as a director of a private organization involved in the healthcare industry.

Some of the information set out in the table below with respect to the nominees is not within the knowledge of the Corporation and was provided by each nominee. The information relating to the number of Common Shares, DSUs, stock options, Warrants and Notes held by the nominees in the table below is at the date of this Circular and is based exclusively on reports filed on the Canadian System for Electronic Disclosure by Insiders as at that date.

Unless instructions are given to withhold from voting with regard to the election of one or more nominees to act as directors, the persons whose names appear on the enclosed form of proxy will vote FOR the election of each of the nominees whose names are set out in the table below.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 6
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

	Principal Occupation		Corporate Director

Joseph Arena was Vice President, Oncology Products, Global Regulatory Affairs at Pfizer, Inc. (“Pfizer”) between 2018 and 2021. In such a role, he managed a team that provided strategic global leadership to Medicine Teams for Pfizer’s portfolio in oncology. The group was responsible for regulatory strategy and registration of products globally. His tasks included providing guidance on the worldwide regulatory requirements for registration of new chemical entities and new claims, identification of pharmaceutical, toxicological and clinical developmental issues and problem resolution, overseeing the preparation of high quality, effective regulatory submissions, providing oversight and input for all communications agencies and leading scientific teams in direct negotiations with agencies on all issues of product development, product registration and labeling (including post-marketing surveillance).

Joseph Arena Age: 67 Norristown, Pennsylvania, USA Independent

Prior to acting as Vice President, Oncology Products, Global Regulatory Affairs, he acted as Vice President, Cardiovascular and Metabolic Products, between 2016 and 2018 when he joined the Pfizer Worldwide Safety and Regulatory organization. In such a role, he managed a team that provided strategic global leadership to Medicine Teams for Pfizer’s portfolio in Cardiovascular and Metabolic Diseases. The group was responsible for regulatory strategy and registration of products globally.

Director since:

May 13, 2021

Areas of Expertise:

- Regulatory Affairs

- Drug Development

- Medical Education

- Management

Compliance with Shareholding Policy:

N.A.(1)

Other Public Company Directorship:

None

Private Healthcare

Prior to joining Pfizer, he was at Merck and Co. Inc. (“Merck”) where he held the role of Vice President, Therapeutic Area Lead Oncology, Immunology and in vitro Diagnostics from 2015 to 2016. His team provided global leadership to development teams for oncology and immunology products and in vitro diagnostics across the portfolio. The group was responsible for regulatory strategy and registration of Merck’s products globally with a focus on the United States, European Union, China and Japan.

Mr. Arena began his career as a research scientist in 1989 at Merck Research Laboratories in Rahway, New Jersey. In 1996, he moved to a position in Regulatory Affairs International focusing primarily on Merck’s cardiovascular products. He eventually assumed management and leadership roles with Regulatory Affairs International, including management of therapeutic areas in Diabetes, Neuroscience, Atherosclerosis and Cardiovascular.

Mr. Arena received his B.S. in Pharmacy from St. John’s University in Queens, New York. After four (4) years in community and hospital settings, he attended the University of Medicine and Dentistry of New Jersey and received a Ph.D. in Pharmacology, followed by a post-doctoral fellowship in the Physiology Department at the University of Rochester in New York.

Organization Directorship: None	Committee Membership and Meetings Attended in Fiscal Year 2021			#	%
	Board of Directors(2)			6	100
	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
	7,500	Nil	14,170	Nil	Nil
	Committees of the Board of Directors
	N.A.
(1)	Mr. Arena did not have to comply with the shareholding policy as he was appointed during the fiscal year ending November 30, 2021.
(2)	Mr. Arena was appointed to the Board on May 13, 2021 and six (6) Board meetings were held subsequent to his appointment.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 7
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Frank A. Holler

Age: 65

Summerland, B.C., Canada

Independent

Director since:

June 23, 2021

Areas of Expertise:

- Corporate Finance

- Life Sciences

- Management

Compliance with

Shareholding Policy:

N.A.(1)

Other Public Company

Directorship:

- Sernova Corp.; and

- Harvest One Cannabis Inc.

Private Healthcare

Organization

Directorship:

None

Principal Occupation		President and CEO, Ponderosa Capital Inc.

Frank A. Holler is currently the President & CEO of Ponderosa Capital Inc. He previously served as Chairman & CEO of BC Advantage Funds (VCC) Ltd., a venture capital firm investing in emerging technology companies in British Columbia.

He also served as President and CEO of Xenon Pharmaceuticals Inc. from 1999 to 2003 after having been President and CEO of ID Biomedical Corporation from 1991 to 1998. In addition, he was a founding director of Angiotech Pharmaceuticals.

Prior to working in biotechnology and healthcare, Mr. Holler was a Vice-President of Investment Banking with Merrill Lynch Canada and Wood Gundy Inc. (now CIBC World Markets).
Mr. Holler is a member of the board of directors of two additional public companies: Sernova Corp. in Ontario, Canada, and Harvest One Cannabis Inc. in British Columbia, Canada.
Mr. Holler holds an MBA and BA (Economics) from the University of British Columbia.
Committee Membership and Meetings Attended in Fiscal Year 2021			#	%
Board of Directors(2)			4	80
Audit Committee(3)			1	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
Nil	Nil	14,170	Nil	Nil
Committees of the Board of Directors
Member of the Audit Committee

(1)	Mr. Holler did not have to comply with the shareholding policy as he was appointed during the fiscal year ending November 30, 2021.
(2)	Mr. Holler was appointed to the Board on June 23, 2021 and five (5) Board meetings were held subsequent to his appointment
(3)	Mr. Holler was appointed to the Audit Committee on August 3, 2021 and one meeting of the Audit Committee was held subsequent to his appointment.

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Gérald A. Lacoste

Age: 78

Ste-Adèle,

Québec, Canada

Independent

Director since:

February 8, 2006

Areas of Expertise:

- Securities and Market Regulation

- Corporate Governance

- Mergers & Acquisitions

Compliance with

Shareholding Policy:

Yes

Other Public Company

Directorship:

None

Private Healthcare

Organization

Directorship:

None

Principal Occupation		Corporate Director

Gérald A. Lacoste, QC, is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and Chief Executive Officer of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste has been a member of the North American Free Trade Agreement arbitration panel and is currently a corporate director. He holds a B.A. and a LL.L. from Université de Montréal and a LL. M. from University of London (University College).

Committee Membership and Meetings Attended in Fiscal Year 2021			#	%
Board of Directors			13	100
Audit Committee			4	100
Nominating and Corporate Governance Committee			5	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
100,000	21,936	84,174	Nil	45,000
Committees of the Board of Directors
Chair of Nominating and Corporate Governance Committee
Member of the Audit Committee

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 9
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Paul Lévesque

Age: 58

Westmount,

Québec, Canada

Non-Independent

Director since:

April 6, 2020

Areas of Expertise:

- Pharmaceutical Industry

- Sales and Marketing - Management

- Human Resources

Compliance with Shareholding Policy:

N.A.

Other Public Company

Directorship:

None

Private Healthcare

Organization

Directorship:

None

Principal Occupation		President and Chief Executive Officer of the Corporation
Paul Lévesque has built an enviable reputation in the pharmaceutical industry both here and abroad. He is recognized for his track record at delivering growth.

Paul has worked in the research-based pharmaceutical industry since 1985. He started with Upjohn Canada and then joined Pfizer Canada in 1992. He went on to occupy increasingly senior positions within the organization including as Vice President of Marketing in Canada and in France, Country Manager for Canada, Chief Marketing Officer for the U.S. in Primary Care and as Regional President in Asia-Pacific for the innovative division of Pfizer.

He also assumed the role of Global President and General Manager for the Rare Disease Unit until he joined Theratechnologies on April 6, 2020.
Paul holds a BSc in biochemistry from Laval University and a Diploma in Management from McGill University.
Meetings Attended in Fiscal Year 2021			#	%
Board of Directors			13	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
111,200	Nil	1,134,728	20,000	Nil
Committees of the Board of Directors
N.A.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 10
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Gary Littlejohn

Age: 66

Lac-Tremblant-Nord,

Québec, Canada

Independent

Director since:

October 15, 2018

Areas of Expertise:

- Capital Markets

- Corporate Governance

- Corporate Finance

- Risk Management

Compliance with

Shareholding Policy:

Yes

Other Public Company

Directorship:

None

Private Healthcare

Organization

Directorship:

None

Principal Occupation		Corporate Director

From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice-president at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial. He held the position of Interim CEO at Helix BioPharma from October 2015 to January 2016. Mr. Littlejohn also served on the Board of several corporations including Helix BioPharma, ANB Invest, Aegera Pharmaceuticals, Ecopia Biosciences and The Montreal Exchange. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and a MBA from McGill University. He also completed the Director Education Program provided by the Canadian Institute of Corporate Directors in 2015. He is a retired lawyer of the Quebec Bar.

Committee Membership and Meetings Attended in Fiscal Year 2021				#	%
Board of Directors				13	100
Audit Committee				4	100
Compensation Committee				9	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
19,060	10,937	46,928	Nil	Nil
Committees of the Board of Directors
Chair of Compensation Committee
Member of the Audit Committee

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 11
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Andrew Molson

Age: 54

Westmount, Québec, Canada

Independent

Director since:

October 16, 2020

Areas of Expertise:

- Communications

- Governance

Compliance with Shareholding Policy(1):

Yes

Other Public Company Directorship:

-  Molson Coors Beverage    Company; and

- Dundee Corporation

Private Healthcare Organization Directorship:

None

Principal Occupation		Corporate Director

Andrew Molson serves as chairman of AVENIR GLOBAL, an organization uniting seven strategic communications firms across Canada, the U.S., Europe and the Middle East. He is also chairman of Molson Coors Beverage Company and a member of the board of directors of Groupe Deschênes Inc., Dundee Corporation and the CH Group Limited Partnership, owner of Evenko and the Montreal Canadiens.

He previously served as a director of The Group Jean Coutu PJC Inc. from 2014 to 2018, as Chair of Molson Coors from May 2011 to May 2013 and as its Vice Chair from May 2009 to May 2011. Mr. Molson serves on several non-profit boards, including the Institute for Governance of Private and Public Organizations, Concordia University Foundation, the Québec Blue Cross, the Evenko foundation for emerging talent, the Montreal General Hospital Foundation and the Molson Foundation, a family foundation dedicated to the betterment of Canadian society.

Mr. Molson holds a Bachelor of Laws from Laval University (Quebec City). He also holds a Bachelor of Arts from Princeton University and a Master of Science in corporate governance and ethics from University of London (Birkbeck College).

Committee Membership and Meetings Attended in Fiscal Year 2021			#	%
Board of Directors(1)			12	92
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
30,000	Nil	27,428	Nil	Nil
Committees of the Board of Directors
N.A.
(1)	Mr. Molson acquired more than 25% of the value he was required to acquire under the shareholding policy in the last fiscal year.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 12
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Dawn Svoronos

Age: 68

Hudson, Québec Canada

Independent

Director since:

April 8, 2013

Areas of Expertise:

- Pharmaceutical Industry

- Commercialization of Drug Products

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

- Xenon Pharmaceuticals Inc.;

- PTC Therapeutics, Inc.;

- Global Blood Therapeutics, Inc.; and

- Adverum Biotechnologies, Inc.

Private Healthcare Organization Directorship:

- AgNovos Healthcare LLC; and

- Teresa Dellar Palliative Care

Principal Occupation		Corporate Director – Chair of the Board of the Corporation

Ms. Dawn Svoronos worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice-President of Asia Pacific and Vice-President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos is a member of the board of directors of four other public companies: Xenon Pharmaceuticals Inc. in British Columbia, Canada, PTC Therapeutics, Inc. in New Jersey, U.S.A., Global Blood Therapeutics, Inc. in San Francisco, California, and Adverum Biotechnologies, Inc. in Redwood City, California.

Committee Membership and Meetings Attended in Fiscal Year 2021			#	%
Board of Directors			13	100
Compensation Committee			9	100
Nominating and Corporate Governance Committee			5	100
Securities Held or Controlled
Common Shares	DSU	Options	Warrants	Notes
(#)	(#)	(#)	(#)	(US$)
273,600	855	134,174	Nil	Nil
Committees of the Board of Directors
Member of Compensation Committee
Member of Nominating and Corporate Governance Committee

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 13
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Alain Trudeau

Age: 62

Montréal, Québec, Canada

Independent

Director since:

October 15, 2020

Areas of Expertise:

- Accounting

- Finance governance

Compliance with Shareholding Policy:

Yes(1)

Other Public Company Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation		Corporate Director

A fellow of the Quebec Chartered Professional Accountant Order, Alain Trudeau has had a distinguished career at Ernst & Young from 1982 to 2019 where he held the position of Managing Partner, Assurance Services, for EY offices in the Province of Quebec from 2008 to 2019. He was also responsible for the audit of many publicly-traded companies.

He currently serves on the board of directors of the Montréal Inc. Foundation, the Institut de médiation et d’arbitrage du Québec (IMAQ) and Blue Bridge Trust Company Inc.

From 2008 to 2019, Mr. Trudeau was a lecturer at the Collège des administrateurs de sociétés de l’Université Laval in Quebec City.

Mr. Trudeau holds a Bachelor of Arts in Accounting from HEC Montréal.

Committee Membership and Meetings Attended in Fiscal Year 2021			#	%
Board of Directors			13	100
Audit Committee			4	100
Compensation Committee(2)			6	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
19,300	18,218	27,428	2,500	Nil
Committees of the Board of Directors
Member of Audit Committee Member of Compensation Committee
(1)	Mr. Trudeau acquired more than 25% of the value he was required to acquire under the shareholding policy in the last fiscal year.
(2)	Mr. Trudeau was appointed to the Compensation Committee on May 13, 2021 and six (6) meetings of the Compensation Committee were held subsequent to his appointment.

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Dale MacCandlish Weil

Age: 66

Baie d’Urfé,

Québec, Canada

Independent

Director since:

May 16, 2017

Areas of Expertise:

- Healthcare Industry

-  Commercialization of Products

- Management

- Strategic Planning

Compliance with

Shareholding Policy:

Yes

Other Public Company

Directorship:

- Tetra Bio-Pharma Inc.

Private Healthcare

Organization

Directorship:

- Teresa Dellar Palliative Care Residence Foundation; and

- Alliance des Maisons de Soins Palliatifs du Québec

Principal Occupation		Corporate Director

Ms. Dale MacCandlish Weil has more than 35 years of experience in the commercialization, marketing, sale of consumer products and B2B services. From May 2018 to January 2020, Ms. Weil has been Managing Director of the Montreal Institute for Palliative Care (a branch of the Teresa Dellar Palliative Care Residence) and, in January 2020, she became Executive Director of the Teresa Dellar Palliative Care Residence and of the Montreal Institute for Palliative Care. She spent the prior 18 years of her career in management positions related to health care services such as distribution, pharmaceutical and retail pharmacy services. She worked with McKesson Canada Corporation (“McKesson”) since August 1999 where she occupied the position of Vice President and Senior Vice President for various divisions of McKesson. She acted in an advisory role to the President from May 2015 to February 2018. Prior to May 2015, she acted as Senior Vice President Retail Management Services with McKesson from July 2014 to May 2015 and, from November 2011 to June 2014, she acted as Senior Vice President, Integrated Health Care Solutions, Strategy and Business Development with McKesson. Ms. Weil is a member of the board of directors of Tetra Bio-Pharma Inc. in Ontario. Ms. Weil holds a Master’s in business administration from McGill University and has obtained her certification as a certified director after successfully completing the ICD Directors Education Program.

Committee Membership and Meetings Attended in Fiscal Year 2021			#	%
Board of Directors			13	100
Nominating and Corporate Governance Committee			5	100
Securities Held or Controlled
Common Shares	DSU	Options	Warrants	Notes
(#)	(#)	(#)	(#)	(US$)
31,840	5,531	69,174	Nil	2,000
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Directors Compensation

The Corporation has a compensation policy for its directors who are not employed on a full-time basis by the Corporation. Under the policy, directors are paid an annual retainer fee only. Annual retainer fees are paid quarterly on the first day of each calendar quarter. In addition, the Corporation’s compensation policy provides for the reimbursement of all reasonable expenses incurred by each director who are not employed on a full-time basis by the Corporation to attend meetings of the Board and meetings of the committees of the Board. Directors who are not employed on a full-time basis by the Corporation are also entitled to be granted options under the Option Plan (as defined below) as part of their annual compensation.

At a meeting of the Board of Directors held in December 2020, the Board reviewed and approved the recommendation of the Compensation Committee to maintain the same annual fee-based retainer portion of the compensation paid to each director who is not employed on a full-time basis by the Corporation as that paid to such directors for the fiscal year ended November 30, 2020. At such meeting, the value of the annual equity retainer portion was set at $28,092 and the Board agreed to reserve for issuance 106,064 options for all directors who are not employed on a full-time basis by the Corporation as the annual equity retainer portion for their work during the fiscal year ending November 30, 2021.

In order to determine the number of options to be granted to each director who is not employed on a full-time basis by the Corporation for the fiscal year ending on November 30, 2021, the Board used the Black-Scholes model to calculate the value of an option. The calculation was made as at December 1, 2020. The Black-Scholes model is the most widely adopted and used option model. These 106,064 options were not granted in December 2020 since the Corporation was in a “black-out” period. These options were granted on February 26, 2021.

The table below details the annual fee-based and annual equity-based compensation that was payable in the last fiscal year to the Corporation’s directors who were not employed on a full-time basis by the Corporation.

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Position at Board Level or Committee Level	Compensation for Fiscal Year 2021 Effective January 1, 2021

	Annual Retainer(1)	Value in Stock Options(1)

Annual Retainer to Chair of the Board	$132,434	$28,092

Annual Retainer to Board Members	$48,158	$28,092

Annual Retainer to Chair of the Audit Committee	$12,842	N.A.

Annual Retainer to Chair of the Compensation Committee	$9,632	N.A.

Annual Retainer to Chair of the Nominating and Corporate Governance Committee	$8,026	N.A.

Annual Retainer to Audit Committee Members	$6,421	N.A.

Annual Retainer to Compensation Committee Members	$3,210	N.A.

Annual Retainer to Nominating and Corporate Governance Committee Members	$3,210	N.A.

(1)	These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2021 where $1.00 = CAD 1.2459.

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The table below details all components of the compensation provided to the directors of the Corporation for the fiscal year ended November 30, 2021 and the value thereof. These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2021 where $1.00 = CAD 1.2459.

Name	Fees earned	Share-based awards(1)		Option- based awards(2)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	(#)	($)	($)	($)	($)	($)	($)
Joseph Arena(3)	19,971	--	--	--	--	--	--	19,971

Sheila Frame(4)	19,646	1,928	6,020	22,134	--	--	--	47,800

Frank Holler(5)	21,136	--	--	--	--	--	--	21,136

Gérald A. Lacoste	62,605	--	--	22,134	--	--	--	84,739

Paul Lévesque(6)	--	--	--	--	--	--	--	--

Gary Littlejohn	44,145	6,850	24,079	22,134	--	--	--	90,358

Dale MacCandlish Weil	51,368	--	--	22,134	--	--	--	73,502

Andrew Molson	48,158	--	--	22,134	--	--	--	70,292

Paul Pommier(7)	37,456	--	--	22,134	--	--	--	59,590

Dawn Svoronos	138,855	--	--	22,134	--	--	--	160,989

Alain Trudeau	14,448	14,131	48,158	22,134	--	--	--	84,740

(1)	Share-based awards are composed of DSUs. DSUs are issued under the deferred share unit plan (the “DSU Plan”). See “Deferred Share Unit Plan” below.

(2)

Each director who was not employed on a full-time basis by the Corporation on December 2020 received 13,258 options having an aggregate value of $22,134. These options were issued on February 26, 2021, but at its December 2020 Board meeting, the Board determined the number of options to be issued based on the value of those options as at December 1, 2020 using the Black-Scholes model and this column indicates the value as at that date and not as at the date of grant. In applying the Black-Sholes model to determine the value of those options as at December 1, 2020, the following assumptions were used:

(i)	Risk-free interest rate: 0.74%

(ii)	Expected volatility: 70.0%

(iii)	Average option life in years: 8.5 years

(iv)	Expected dividends: -

(v)	Grant date share price: CAD 2.96

(vi)	Option exercise price: CAD 2.96

(vii)	Grant date fair value: CAD 2.08

On the date of grant of those options (February 26, 2021), the value of those options using the Black-Scholes model was determined using the following assumptions:

(i)	Risk-free interest rate: 1.36%

(ii)	Expected volatility: 76.8%

(iii)	Average option life in years: 8 years

(iv)	Expected dividends: -

(v)	Grant date share price: CAD 3.93

(vi)	Option exercise price: CAD 3.93

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

(vii) Grant date fair value:                 CAD 2.90

(3)

Mr. Arena became a director of the Corporation on May 13, 2021. All cash-based compensation related to Mr. Arena’s directorship is paid to JP Arena Regulatory Consulting, LLC (“Consulting”), a company controlled by Mr. Arena, under the terms of a consulting agreement entered into between the Corporation and Consulting with an effective date of May 13, 2021.

(4)	Ms. Frame ceased acting as a director of the Corporation on May 13, 2021.

(5)	Mr. Holler became a director of the Corporation on June 23, 2021.

(6)	No compensation was paid to Mr. Lévesque for acting as a director of the Corporation given his position as President and Chief Executive Officer of the Corporation.

(7)	Mr. Pommier ceased acting as a director of the Corporation on May 13, 2021.

Outstanding Option-Based Awards and Share-Based Awards

The table below details all outstanding option-based awards and outstanding share-based awards as at November 30, 2021 for each of the directors who is not an employee of the Corporation.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD)	Option expiration date	Value of unexercised in- the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)

Joseph Arena	--	--	--	--	--	--	--

Sheila Frame	10,600	3.22	2030.02.26	8,204	--	--	72,309
	13,258	3.93	2031.02.26	2,902	--	--

Frank Holler	--	--	--	--	--	--	--

Gérald A. Lacoste	15,000	2.45	2026.07.12	20,638			72,194
	15,000	6.73	2027.05.16	--
	7,246	9.56	2028.04.06	--
	8,900	8.76	2029.02.26	--
	10,600	3.22	2030.02.26	8,204
	13,258	3.93	2031.02.26	2,902	--	--

Gary Littlejohn	10,600	3.22	2030.02.26	8,204	--	--	22,544
	13,258	3.93	2031.02.26	2,902

Andrew Molson	13,258	3.93	2031.02.26	2,902	--	--	--

Paul Pommier	15,000	2.45	2026.07.12	20,638			402,201
	15,000	6.73	2027.05.16	--
	7,246	9.56	2028.04.06	--
	8,900	8.76	2029.02.26	--
	10,600	3.22	2030.02.26	8,204
	13,258	3.93	2031.02.26	2,902	--	--

Dawn Svoronos	50,000	0.26	2023.05.29	105,377	--	--	2,814
	15,000	2.45	2026.07.12	28,267
	15,000	6.73	2027.05.16	--
	7,246	9.56	2028.04.06	--
	8,900	8.76	2029.02.26	--
	10,600	3.22	2030.02.26	8,204
	13,258	3.93	2031.02.26	2,902	--	--

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD)	Option expiration date	Value of unexercised in- the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Alain Trudeau	13,258	3.93	2031.02.26	2,902	--	--	46,507
Dale MacCandlish Weil	15,000	6.73	2027.05.16	--	--	--	18,203
	7,246	9.56	2028.04.06	--
	8,900	8.76	2029.02.26	--
	10,600	3.22	2030.02.26	8,204
	13,258	3.93	2031.02.26	2,902	--	--

(1)

The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of the Common Shares on the TSX on November 30, 2021 (CAD 4.21) and the respective exercise price of the options. These amounts were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2021 where $1.00 = CAD 1.2792.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 30, 2021 is determined by multiplying the closing price of the Common Shares on the TSX as at November 30, 2021 (CAD 4.21) by the number of share-based awards held as at November 30, 2021. The actual payout value will vary based on the date on which the DSUs will be redeemed. The market value was calculated in CAD and was converted into U.S. dollars using the exchange rate as at November 30, 2021 where $1.00 = CAD 1.2792.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below details the value vested or earned during the fiscal year ended November 30, 2021 under each incentive plan for each of the directors who is not an employee of the Corporation.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Joseph Arena	Nil	Nil	--

Sheila Frame(3)	1,672	6,217	--

Frank Holler	Nil	Nil	--

Gérald A. Lacoste	1,672	Nil	--

Gary Littlejohn(4)	1,672	24,208	--

Andrew Molson	1,672	Nil	--

Paul Pommier	1,672	Nil	--

Dawn Svoronos	1,672	Nil	--

Alain Trudeau(5)	1,672	48,785	--

Dale MacCandlish Weil	1,672	Nil	--

(1)

All options granted to directors vest as at the date of grant and the exercise price of these options was the closing price of the Common Shares on February 25, 2021 on the TSX (CAD 3.93). On February 26, 2021, the date of grant of the options, the closing price of the Common Shares on the TSX was CAD 4.09. The value vested during the year was calculated in CAD and was converted into U.S. dollars using the exchange rate as at February 26, 2021 where $1.00 = CAD 1.2685.

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. 20,981 DSUs were issued in the last fiscal year. The value of share-based awards is determined by multiplying the closing price of the Common Shares on the TSX on the date(s) of grant by the number of share-based awards held as at such date since DSUs vest as at the date of grant. The value vested during the year was calculated in CAD and was converted into U.S. dollars using the exchange rate as at the date of grant. See notes (3), (4) and (5) below.

(3)	Ms. Frame was granted 1,928 DSUs on February 26, 2021. On February 26, 2021, the closing price of the Common Shares on the TSX was CAD 4.09. As at February 26, 2021: $1.00 = CAD 1.2685.

(4)

Mr. Littlejohn was granted 3,425 DSUs on July 27, 2021 and 3,425 DSUs on October 15, 2021. On July 27, 2021, the closing price of the Common Shares on the TSX was CAD 4.46 and, on October 15, 2021, the closing price of the Common Shares on the TSX was CAD 4.36. As at July 27, 2021 and as at October 15, 2021: $1.00 = CAD 1.2578 and $1.00 = CAD 1.2379, respectively.

(5)

Mr. Trudeau was granted 3,856 DSUs on February 26, 2021, 6,850 DSUs on July 27, 2021 and 3,425 DSUs on October 15, 2021. On February 26, 2021, the closing price of the Common Shares on the TSX was CAD 4.09 and, as at that date, $1.00 = CAD 1.2685. On July 27, 2021, the closing price of the Common Shares on the TSX was CAD 4.46 and, as at that date, $1.00 = CAD 1.2578. On October 15, 2021, the closing price of the Common Shares on the TSX was CAD 4.36 and, as at that date, $1.00 = CAD 1.2379.

Directors and Executive Officers Shareholding Policy

In December 2010, the Board adopted a shareholding policy for its directors and executive officers (the “Shareholding Policy”) and the DSU Plan. The Shareholding Policy was suspended in April 2013.

In the 2017 fiscal year, the Board reinstated a revised DSU Plan for its directors and executive officers and a revised Shareholding Policy for its directors who are not employees of the Corporation. The revised Shareholding Policy requires that each newly appointed or elected director who is not an employee of the Corporation owns a number of Common Shares or DSUs having a value representing at least twice the value of his/her annual retainer to act as a Board member (three times for the Chair of the Board). Each director has four years to comply with the Shareholding Policy. Each director must acquire at least 25% of that value over each of those four years. The four year-period begins running from the fiscal year following the fiscal year during which an individual is newly appointed or elected as a director. The value is determined as at November 30 of each calendar year and is equal to the higher of the acquisition cost of a Common Share or DSUs and the fair market value of those Common Shares and DSUs as at November 30 of each year of such four-year period. Common Share value fluctuations do not require directors to purchase additional Common Shares or DSUs.

Mr. Arena and Mr. Holler did not have to comply with the Shareholding Policy in the last fiscal year since they were appointed directors during such fiscal year.

Directors’ Mandatory Retirement Policy

The Board has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for fifteen (15) consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. Mr. Gérald A. Lacoste is grandfathered from this policy.

Restrictions on Trading of Securities

At its November 2021 Board meeting, the Board amended and restated its insider trading policy (the “Insider Policy”) regarding trades made in the Corporation’s securities.

The Insider Policy prohibits anyone in possession of material undisclosed information from trading in the securities of the Corporation as well as from disclosing to a third party such material undisclosed information (tipping). The Insider Policy also contains restrictions on all directors and executive officers from trading in the Corporation’s securities during certain periods of the year (“Black-Out Periods”). Regularly-scheduled

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Black-Out Periods usually begins on the day immediately following the end of a fiscal quarter and ends on and including the first trading day following the date of disclosure of the financial results for that quarter. Notwithstanding the foregoing, the Black-Out Periods should not prevent the Corporation from (i) granting stock options and other equity awards to the Corporation’s personnel as part of the yearly operational and planning and budget approval processes, as approved by the Board in accordance with applicable laws and regulations; (ii) automatic purchases or dispositions in accordance with applicable laws and regulations pursuant to any written automatic plan established by the Corporation prior to the relevant periods; and (iii) issuing DSUs to the Corporation’s non-employee directors in accordance with the DSU Plan, as may be amended and/or restated from time to time, and the compensation policies of the Board which may then be in effect.

The Insider Policy contains anti-hedging measures that prohibit directors, executive officers and certain other members of the Corporation’s personnel designated from time to time by the Corporation from engaging in (i) short-sales in the Corporation’s securities; (ii) derivative transactions in respect of the Corporation’s securities, including put and call options; or (iii) any other hedging or equity monetization transaction in which an individual’s economic interest and risk exposure in the Corporation’s securities is changed, including collars and forward sales contracts.

Finally, the Insider Policy prohibits directors, executive officers and certain other members of the Corporation’s personnel designated from time to time by the Corporation from engaging in speculative trading in short-term price fluctuations in the value of the Corporation’s securities.

Board Gender Diversity

In February 2017, the Board approved an amendment to the Charter of the Nominating and Corporate Governance Committee to embed in such Charter an obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee recruits candidates for directorship. Gender diversity is now one of the criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation. The Board did not implement a final policy setting forth a target for gender diversity.

As at November 30, 2021, two (2) women, one of whom acting as Chair, comprised the Board of Directors. As at that date, women represented 25% of all independent Board members and 22% of all Board members. See “Item IV – Corporate Governance Disclosure” below.

Indebtedness of Directors

As at the date hereof, none of the directors of the Corporation and proposed nominee for election as director of the Corporation is indebted to the Corporation. During the last fiscal year of the Corporation, none of the directors of the Corporation was indebted to the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management of the Corporation, except with respect to Mr. Frank Holler, no nominee (a) is, as at the date of the Circular, or has been within the ten (10) years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any

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proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Mr. Frank Holler was previously the Chair and the Chief Executive Officer of BC Advantage Funds, or BCAF, a venture capital fund investing in emerging technology companies. On July 5, 2013, Allon Therapeutics Inc., or Allon, one of BCAF’s publicly traded portfolio companies in which Mr. Holler acted as a director, made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) and a reorganization of its share structure was approved by the Supreme Court of British Columbia. Following this approval, all of Allon’s common shares were acquired by a third party and Allon’s common shares were delisted from the Toronto Stock Exchange on June 28, 2013. Mr. Holler ceased acting as a director of Allon effective July 16, 2013.

Mr. Frank Holler was also a director of Contech Enterprises Inc., or Contech, one of the privately held emerging technology companies forming part of the BCAF portfolio. On December 23, 2013, Contech made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) and a reorganization of its share structure was approved by the Supreme Court of British Columbia on January 26, 2015. The proposal was intended to facilitate a financing by a new lender and a debt restructuring that, taken together, would enable Contech to carry on its business for the foreseeable future. On March 6, 2015, the Court of Appeal of British Columbia overturned the approval of the proposal by the Supreme Court and placed Contech into bankruptcy. Mr. Holler ceased acting as a director of Contech effective March 6, 2015.

3.          Appointment of Auditors

The Corporation’s auditors for the current fiscal year must be elected at the Meeting. The Corporation proposes the appointment of KPMG LLP, Chartered Professional Accountants from Montreal, who have been the Corporation’s auditors since 1993. They will hold office until the next annual meeting of shareholders, or until their successors are appointed. The table below sets forth the fees paid to the auditors of the Corporation for the fiscal years ended November 30, 2021 and 2020, respectively:

Fees	Fiscal Year Ended November 30, 2021 (CAD	)	Fiscal Year Ended November 30, 2020 (CAD	)
Audit Fees(1)	639,382		497,667
Audit-Related Fees(2)	48,943		89,175
Tax Fees(3)	170,027		54,563
Total:	858,352		641,405
(1)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews and work performed in connection with securities filings.
(2)	Refers to the aggregate fees billed for professional services provided by our external auditors for translation and accounting consultations.
(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, transfer pricing, tax advice and tax planning.

Unless instructions are given to withhold from voting with regard to the appointment of the auditors, the persons whose names appear on the enclosed form of proxy will vote FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation, and to authorize that compensation for their services be determined by the Board.

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4.          Shareholder Rights Plan

On March 3, 2022, the Board approved the amendment and renewal of the Corporation’s shareholder rights plan and, on April 6, 2022, the Corporation and Computershare Trust Services of Canada entered into an amended and restated shareholder rights plan agreement (the “Rights Plan”).

The original shareholder rights plan was adopted by the Board on February 10, 2010 and ratified by the shareholders on March 25, 2010. It was first renewed on February 21, 2013 and ratified by the shareholders on May 24, 2013 and subsequently renewed on April 15, 2016 and April 10, 2019 and ratified by Shareholders on May 17, 2016 and May 15, 2019. It is scheduled to expire at the Meeting. For the Rights Plan to be amended and continue to be in effect after the Meeting, Resolution 2022-1 attached as Appendix “A” to this Circular must be approved by a majority of the votes cast, in person or by proxy, by the shareholders at the Meeting, except those who do not qualify as Independent Shareholders (as defined in the Rights Plan), the whole, subject to the approval of the Rights Plan by the TSX. On March 29, 2022, the TSX conditionally approved the Rights Plan, subject to the TSX’s usual conditions, including shareholder approval. The Corporation has determined that there is no shareholder who would not qualify as Independent Shareholder at the Meeting.

If Resolution 2022-1 is not passed, the Rights Plan will terminate at the close of business on May 10, 2022. If Resolution 2022-1 is passed, the Rights Plan will require reconfirmation by the Corporation’s shareholders at the annual meeting of shareholders to be held in 2025.

Purpose of the Rights Plan

The purpose of the Rights Plan is to ensure equal treatment of shareholders and to give adequate time for shareholders to properly assess the merits of a bid without undue pressure, and to allow competing bids to emerge. The Rights Plan is designed to give the Board time to consider alternatives, allowing shareholders to receive full and fair value for their shares. The Rights Plan was not renewed by the Board in response to any acquisition proposal and is not designed to secure the continuance in office of the current management or the directors of the Corporation. The renewal of the Rights Plan does not in any way lessen the duties of the directors to fully and fairly examine all bids which may be made to acquire the Common Shares of the Corporation and to exercise such duties with a view to the best interest of the shareholders and the Corporation.

Before deciding to amend and renew the Rights Plan, the Board of Directors considered the current shareholdings of the Corporation and the legislative framework in Canada governing takeover bids. To the Corporation’s knowledge, as described above under “Item I. – Information Relating to Voting – Voting Securities and Principal Holders”, no person holds more than 10% of all the outstanding Common Shares of the Corporation. Therefore, a person could acquire a de facto control of the Corporation through the purchase of a number of Common Shares that would represent a percentage of Common Shares below 50% by entering into private acquisition agreements without having to make an offer to all of the shareholders.

Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity voting shares of a corporation that, together with shares already owned by the bidder and certain parties related thereto, amount to 20% or more of the outstanding shares of that class.

Under the legislative framework for takeover bids in Canada, as amended on May 9, 2016, shareholders may not be treated equally if an important number of Common Shares is acquired pursuant to a private agreement in which a small group of shareholders or a shareholder dispose of their Common Shares at a premium to market price, which premium is not shared with the other shareholders of the Corporation. In addition, a person may gradually accumulate Common Shares through stock exchange acquisitions which results in an

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acquisition of control of the Corporation, without payment of fair value for control or a fair sharing of a control premium amongst all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of 20% or more of the Common Shares of the Corporation, ensuring that shareholders receive equal treatment.

The Rights Plan also addresses the use of “hard” lock-up agreements, whereby shareholders commit to tender their Common Shares to a takeover bid in lock-up agreements which are either irrevocable or revocable but subject to restrictive termination conditions. Such agreements could have the effect of deterring other potential bidders from bringing forward competing bids, particularly where the number of lock-up shares would make it difficult or unlikely for a competing bidder’s bid to achieve the 50% minimum tender requirement imposed by the takeover bid rules. The Rights Plan is designed to prevent these lock-up agreements that are not in the best interest of the Corporation and its shareholders and to encourage bidders to structure lock-up agreements so as to provide the locked-up shareholders reasonable flexibility to terminate such agreements to deposit their shares to a higher value bid or support another transaction offering greater value.

The issue of rights (the “Rights”) will not in any way adversely alter the financial condition of the Corporation and will not change the way in which shareholders trade their Common Shares. However, by permitting holders of Rights other than an “Acquiring Person” (as defined below) to acquire additional Common Shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the outstanding Common Shares other than by way of a “Permitted Bid” (as defined below). A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid.

The Corporation has reviewed the Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans and believe that the Rights Plan preserves the fair treatment of shareholders, is consistent with best Canadian corporate practices and addresses institutional investor guidelines.

Amendments to the Rights Plan

Following the Corporation’s review of current practices of Canadian companies with respect to shareholder protection rights plans, the Rights Plan contains certain proposed amendments, including:

•	amendments to the definitions of “Beneficially Owned” and “Permitted Acquisition” to align those provisions with market standards;

•	the inclusion of certain clarifications in respect of non-certificated securities, including those represented by book-entry form registration;

•

the addition of provisions allowing the Board to take actions it deems appropriate to ensure the issuance and sale of securities under the Rights Plan complies with securities laws outside Canada and the United States; and

•	certain other housekeeping and conforming changes.

The purpose and principal terms of the Rights Plan, including the proposed amendments, are set forth below in this Circular.

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Terms of the Rights Plan

The following is a summary of the principal terms of the Rights Plan and is provided subject to the terms and conditions thereof. A complete copy of the Rights Plan has been filed and is available on SEDAR at www.sedar.com.

Issue of Rights

In order to implement the rights plan in 2010, the Board authorized the Corporation to issue one right in respect of each Common Share outstanding as of 6:00 p.m. (Montreal time) on March 25, 2010 (the “Record Time”). One Right was also issued with each Common Share issued after March 25, 2010 and one Right will also continue to be issued and attached to each subsequently issued Common Share if the Rights Plan is approved by shareholders at the Meeting.

Rights-Exercise Privilege

The Rights will be separate from the Common Shares to which they are attached and will become exercisable at the time (the “Separation Time”) that is ten (10) business days after the earlier of: (i) the first date of public announcement that an “Acquiring Person” (as defined below) has become such; (ii) the date of commencement of, or first public announcement in respect of, a takeover bid which will permit an offeror to hold 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a “Permitted Bid” as defined below); (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid; or (iv) such other date as may be determined in good faith by the Board.

The acquisition permitting a person (an “Acquiring Person”), including others acting jointly or in concert with such person, to hold 20% or more of the outstanding Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of a public announcement (the “Common Share Acquisition Date”) by the Corporation or an Acquiring Person that an Acquiring Person has become such will become null and void upon the occurrence of a Flip-in Event. Ten (10) trading days (or such longer period as may be required to satisfy the requirements of applicable securities laws) after the occurrence of the Common Share Acquisition Date, each Right (other than those held by the Acquiring Person) will permit the holder to purchase for the exercise price that number of Common Shares determined as follows: a value of twice the exercise price divided by the “Market Price” (defined under the Rights Plan as being the average weighted trading price per Common Share for the 20 consecutive trading days through and including the trading day immediately preceding the relevant date) on the Common Share Acquisition Date. The exercise price under the Rights Plan has been set to three (3) times the Market Price. For instance, as at the close of business on April 8, 2022, the exercise price was CAD 9.24 per Right, subject to adjustment provisions described in the Rights Plan.

Upon the occurrence of a Flip-in Event and the separation of the Rights from the Common Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Lock-Up Agreements

A bidder may enter into lock-up agreements with the shareholders of the Corporation whereby such shareholders agree to tender their Common Shares to the takeover bid (the “Lock-up Bid”) without a Flip-in Event occurring. Any such agreement must be made available to the public and must permit or must have the effect to permit the shareholder to withdraw the Common Shares to tender to another takeover bid or to support another transaction that exceeds the value of the Lock-up Bid.

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Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time (or, if issued in book entry form, by the book entry form registration for the associated Common Shares). Rights are also attached to Common Shares outstanding on the Record Time, although share certificates will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates (or separate book entry registration), which will be transferable and traded separately from the Common Shares.

“Permitted Bid” Requirements

A “Permitted Bid” is a takeover bid that does not trigger the exercise of Rights. A “Permitted Bid” is a bid that aims to acquire shares which, together with the other securities beneficially owned by the bidder, represent not less than 20% of the outstanding Common Shares and satisfies the following requirements:

(i)	the bid is made by means of a takeover bid circular;

(ii)	the bid must be made to all holders of Common Shares;

(iii)

the bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;

(iv)

Common Shares and/or Convertible Securities tendered pursuant to the bid may not be taken up prior to the expiry of the period referred to in paragraph (iii) above and only if at such time more than 50% of the Common Shares and/or Convertible Securities held by the shareholders other than the bidder, its associates and affiliates, and persons acting jointly or in concert with such persons (the “Independent Shareholders”), have been tendered pursuant to the bid and not withdrawn;

(v)

if more than 50% of the Common Shares and/or Convertible Securities held by Independent Shareholders are tendered to the bid within the 105-day period, the bidder must make a public announcement of that fact and the bid must remain open for deposits of shares for an additional ten (10) business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, as proposed to be amended, it must be outstanding for a minimum number of days as required under Canadian securities laws.

Waiver and Redemptions

The Board acting in good faith may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event that would result from a takeover bid made by way of takeover bid circular to all holders of Common Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Common Shares within 14 days or any other period that may be specified by the Board. At any time prior to the occurrence of a Flip-in Event, the Board may, subject to the prior approval of the holders of Common Shares, elect to redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 per right.

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Exemption for Investment Managers

Investment managers (for client accounts), trust companies and pension funds (acting in their capacity as trustees and administrators) acquiring shares permitting them to hold 20% or more of the Common Shares are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Supplements and Amendments

The Corporation is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of changes in laws or regulations. Material amendments or supplements to the Rights Plan will require, subject to the regulatory authorities, the prior approval of the shareholders or, after the Separation Time, holders of Rights.

Canadian Income Tax Consequences of the Rights Plan

Under the Income Tax Act (Canada) (the “Tax Act”), while the matter may be debated, the issue of the Rights under the Rights Plan may be a taxable benefit, the fair market value of which must be included in the income of a recipient. The Corporation considers that the Rights, when issued, will have no or negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. The Rights will be considered to have been acquired at no cost. The holder of Rights may realize income or be subject to withholding tax under the Tax Act if the Rights become exercisable, are exercised and are otherwise disposed of.

The information provided above is of a general nature and is not intended to constitute, nor should it be construed as, legal or tax advice to any particular holder of Common Shares. Such holders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable federal, provincial, territorial or foreign legislation.

Recommendation of the Board

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, approve an ordinary resolution to amend and reconfirm the Rights Plan by passing Resolution 2022-1, substantially in the form of the resolution attached as Appendix “A” to this Circular. Resolution 2022-1 must be passed by a majority of the votes cast by shareholders entitled to vote who are represented in person or by proxy at the Meeting and who vote in respect of that resolution.

The Board considers the amendment and renewal of the Rights Plan to be appropriate and in the best interests of the Corporation and recommends that shareholders vote in favour of Resolution 2022-1 to approve the amendment and renewal of the Rights Plan.

In addition to the approval by the shareholders of the Corporation of the resolution to amend and reconfirm the Rights Plan, the Rights Plan is subject to the approval of the TSX.

Unless instructions are given to vote against, or withhold from voting on, Resolution 2022-1, the persons whose names appear in the enclosed form of proxy will vote FOR the passing of Resolution 2022-1.

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5.          Amendments to Share Option Plan

The share option plan (the “Option Plan”) was established on December 6, 1993 and was amended from time to time thereafter. The Option Plan currently provides for a fixed number of 7,700,000 Common Shares authorized to be issued thereunder, representing approximately 8.1% of the total number of issued and outstanding Common Shares as at April 5, 2022.

On March 3, 2022, following a review of the Option Plan by the Compensation Committee and the Board, the Board, upon a recommendation from the Compensation Committee, approved certain amendments to the Option Plan, subject to approval by the TSX and by the shareholders of the Corporation (the “2022 Option Plan”). The Board believes that those amendments will allow the Corporation to continue adequately carrying out its compensation program to attract, retain, motivate and reward qualified key personnel, and use options as a cost-effective incentive to align the interests of key personnel with those of shareholders of the Corporation, as well as clarify and align the terms and conditions of the Option Plan with current best governance and market practices for security-based compensation arrangements.

Amendments Requiring Shareholder Approval

In accordance with the requirements of the TSX and the provisions of the Option Plan, shareholder approval is required for certain amendments made to the Option Plan. At the Meeting, the Corporation will be seeking shareholder approval to amend the Option Plan, subject to the final approval of the TSX, to: (i) convert the Option Plan from a “fixed plan” to a “rolling plan”, whereby the maximum number of Common Shares which may be issued under the Option Plan (and under any other security-based compensation arrangements of the Corporation) will be changed from a fixed number of Common Shares to a number of Common Shares equal to 10% of all Common Shares issued and outstanding from time to time, on a non-diluted basis, and including a “reloading” or “evergreen” feature, so that when options are exercised, the number of Common Shares issuable will be replenished and exercised options will be available to be regranted in the future, and (ii) make changes to the amending provisions of the Option Plan to reflect changes made to the Option Plan described in subparagraph (i) above, better align with current best governance and market practices, and further limit the Board’s ability to make amendments without shareholder approval (the “Proposed Amendments”). In accordance with the requirements of the TSX, if the Proposed Amendments are approved by shareholders by the passing of Resolution 2022-2 at the Meeting, the unallocated options under the 2022 Option Plan will have to be reapproved by shareholders every three years thereafter due to the Option Plan henceforth being a “rolling plan”.

Other Amendments

The other amendments to the Option Plan approved by the Board on March 3, 2022, do not require shareholder approval (the “Additional Plan Amendments”, and, together with the Proposed Amendments, the “2022 Plan Amendments”), but are also subject to the final approval of the TSX and are set to come into force as at the date on which the shareholders of the Corporation will approve the Proposed Amendments.

A summary of the 2022 Plan Amendments, including the Proposed Amendments requiring shareholder approval, other than amendments of a clerical nature, along with a description of the principal terms and conditions of the Option Plan are described under the heading “Item IV – Compensation – Long-Term Incentive Programs – Description of Option Plan” below. Such summary and description do not purport to be exhaustive and are subject to and qualified in their entirety by the full text of the 2022 Option Plan, a copy of which is set out as Schedule “A” to Resolution 2022-2, attached as Appendix “B” to this Circular.

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Recommendation of the Board

Shareholders are being asked to consider and, if deemed advisable, to pass Resolution 2022-2, with or without amendments, to approve the Proposed Amendments to the Option Plan. Resolution 2022-2 is attached as Appendix “B” to this Circular and a copy of the 2022 Option Plan is attached as Schedule “A” to Resolution 2022-2. Resolution 2022-2 must be passed by an ordinary resolution of shareholders.

If Resolution 2022-2 to approve the Proposed Amendments to the Option Plan is passed by shareholders at the Meeting, the 2022 Plan Amendments will be effective and come into force as of May 10, 2022 and the Corporation will be able to grant options pursuant to the 2022 Option Plan. If Resolution 2022-2 is not passed by shareholders at the Meeting, none of the 2022 Plan Amendments will come into force and the Corporation will be able to grant options only pursuant to the Option Plan, without amendments.

For the reasons described above, the Board considers the Proposed Amendments to be appropriate and in the best interests of the Corporation. Therefore, the Board recommends that shareholders vote for the approval of Resolution 2022-2.

Unless instructions are given to vote against, or withhold from voting on, Resolution 2022-2, the persons whose names appear in the enclosed form of proxy will vote FOR the passing of Resolution 2022-2.

6.          Other Matters to be Acted Upon

The Corporation will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

The Corporation did not receive any proposals from shareholders within the time limits prescribed by the Act and, accordingly, none will be accepted at the Meeting, except as required under the Act.

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ITEM III.           ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

In the last fiscal year, the Corporation retained, through its third-party service provider Syneos, a community liaison (the “Community Liaison”) team of four (4) people entirely dedicated to the pursuit of disease awareness and education for HIV patient groups. The Community Liaison team’s mission consisted in improving patient self-agency for their healthcare through the Corporation-developed tools specific to people living with HIV. The Community Liaison team engaged with over 100 HIV advocacy organizations across the United States leading to more than 200 educational programs (including educational events) via community partners. The Community Liaison team was present at over 100 community meetings and advisory councils to understand the needs of patients living with HIV at local and national levels. In addition, the Corporation implemented a U.S. nationwide monthly program forum bringing community-based advocates and leaders together to address key topics requested by the HIV community. All of the educational programs, tools and activities were done at no cost and equally with no regard to an organization’s or person’s resources.

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ITEM IV.	COMPENSATION

The compensation of the directors and the executive officers of the Corporation is reviewed by the compensation committee (the “Compensation Committee”). The Compensation Committee is currently comprised of three (3) independent directors, namely Gary Littlejohn, who has been acting as chair since August 7, 2019, Dawn Svoronos and Alain Trudeau. Mr. Trudeau was appointed a member of the Compensation Committee on May 13, 2021. For the fiscal year ended November 30, 2021, the Compensation Committee held nine (9) meetings. The mandate, obligations and duties of the Compensation Committee are described in Appendix “F” to this Circular.

1.            Compensation Discussion & Analysis

Objectives of the Compensation Program

Directors

The objectives of the compensation program of the Corporation (the “Compensation Program”) for directors of the Corporation aim at attracting and retaining directors.

Executive Officers

The objectives of the Compensation Program for the executive officers of the Corporation aim at attracting, retaining, motivating and rewarding executive officers. The Corporation is committed to an overall compensation policy that is competitive and drives business performance while taking into consideration shareholders’ interests.

What the Compensation Program is Designed to Reward

The Compensation Program is designed to reward executive officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation, (ii) meeting the annual objectives of the Corporation and those of each executive officer, and (iii) enhancing shareholder value.

The Compensation Program provides reasonable and competitive total executive compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries, as well as certain other companies involved in other industries where the skills and knowledge of an executive officer may be used. The Corporation tries to provide its executive officers with total compensation at the median level of these other companies. To that end, from time to time, the Compensation Committee retains independent compensation consultants to benchmark the Compensation Program made available to its directors and executive officers. See “Compensation Consultants” below.

In designing the Compensation Program of executive officers, the Compensation Committee assesses the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing executive officers with short-term incentive awards and long-term incentive awards. Recommendations made by the Compensation Committee with respect to the Compensation Program are reviewed by the Board to ensure a fair balance between the short-term and long-term compensation components. For the fiscal year ended November 30, 2021, the Board did not identify any risk arising from the Corporation’s Compensation Program, its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

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When and How Is Compensation Determined

Compensation is determined at the beginning of each fiscal year, usually in December. The Compensation Committee meets to determine and to recommend to the Board the base salary of executive officers for such fiscal year. During this meeting, the Compensation Committee also reviews the performance of the Corporation and the performance of each of its executive officers for the last completed fiscal year to determine whether an executive officer is entitled to the payment of a bonus. At such meeting, the Compensation Committee also assesses whether stock options should be granted to each executive officer and the number, if any. The determination by the Compensation Committee of (i) the annual base salary for the ensuing fiscal year; (ii) the payment of a bonus for the last completed fiscal year; and (iii) the grant (and number) of stock options for each executive officer is reviewed by the Board that has discretion to approve, disapprove or change the determination made by the Compensation Committee for each executive officer. The compensation of the President and Chief Executive Officer and of the Senior Vice President and Chief Financial Officer is reviewed by the Board.

From time to time, at such meeting the Compensation Committee will also discuss and review the compensation of the Board and its committees.

Elements of Compensation Program

The major elements of the Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentive awards that take the form of stock option grants. Pursuant to the DSU Plan, DSUs may be issued to an executive officer if he/she elects to purchase some with all or part of their cash bonus, if any. See “Description of the Deferred Share Unit Plan” below.

Annual Base Salary

Base salaries for each of the executive officers are based on the experience, expertise and competencies of each executive officer, as well as on a review from time to time of annual salaries paid to persons holding the position and/or playing roles in other organizations similar to those played by the executive officers of the Corporation. Base salaries may also be based on reports from compensation consultants retained by the Corporation from time to time.

Performance Reward Program

The short-term performance reward program is designed to recognize the contribution of each executive officer in helping the Corporation achieve its corporate objectives and to increase its value. Usually, bonuses are paid based on the achievement of the Corporation’s annual corporate objectives and the achievement of an executive officer’s objectives. The Compensation Committee has discretion in recommending the payment of bonuses to an executive officer based on his/her overall performance. Corporate objectives are usually set by the Board early in the fiscal year. Although corporate objectives are determined early in the fiscal year, the Board has discretion to change these corporate objectives during the fiscal year to take into consideration certain events that can occur during such a year leading to a change in priorities.

Long-Term Incentive Programs

The long-term incentive programs of the Corporation for its directors and executive officers are comprised of the Option Plan and the DSU Plan.

Option Plan

The Option Plan was originally adopted on December 6, 1993, and subsequently amended from time to time, in order to attract, retain and motivate employees in key positions and align their interests with

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those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the Common Shares. See “Description of the Option Plan” below for a description of the Option Plan as well as of the 2022 Plan Amendments, including the Proposed Amendments submitted to shareholders for approval at the Meeting.

The number of options granted under the Option Plan is determined on the basis of various factors, including: (i) the position held by each executive officer; (ii) the potential contribution of an executive officer in achieving the Corporation’s objectives; and (iii) the financial value of the options at the time of grant as part of the total compensation of an executive officer. When assessing whether stock options should be granted to an executive officer and the number to be granted, the Compensation Committee also factors in the number of stock options held by an executive officer, their vesting periods, expiry dates and exercise prices.

DSU Plan

The DSU Plan was adopted on December 10, 2010, and subsequently amended from time to time, in order to attract and retain directors and executive officers and better align the interests of the directors and executive officers with those of the shareholders in the creation of long-term value. See “Description of the Deferred Share Unit Plan” below for a description of the DSU Plan. DSUs can be granted by the Board as part of the compensation of executive officers. Executive officers can also purchase them once a year through the conversion of all or part of their cash bonus into DSUs. No DSUs were issued to the Corporation’s executive officers in the fiscal year ended November 30, 2021.

Compensation Consultant

In the fiscal year ended November 30, 2021, the Compensation Committee retained the services of PCI Compensation Consulting (“PCI”), an independent third-party consulting firm, for and on behalf of the Corporation, to assess the competitiveness of the total compensation paid to its executive officers against that paid to executive officers of certain other publicly-traded companies in Canada and in the United States.

PCI collected market data on the total compensation paid to executive officers of both publicly-traded Canadian and U.S. companies. All of the publicly-traded companies used as a reference point were selected after taking into consideration the following criteria:

-	biotechnology and drug manufacturing industries;
-	market capitalization between $100 million to $2 billion;
-	revenue, pipeline status, research and development expenses, number of employees, cash and cash equivalent.

The following Canadian companies were used as the main reference market (the “Reference Market”):

- Knight Therapeutics Inc.;	- Repare Therapeutics Inc.;

- HLS Therapeutics;	- Essa Pharma;

- Zymeworks Inc.;	- Sernova Corp.;

- Bellus Health Inc.;	- Aptose BioScience;

- Trillium Therapeutics Inc.;	- Milestone Pharmaceuticals Inc.

- Oncolytics Biotech.

The following U.S. companies, not part of the Reference Market, were used as a reference point only:

- Karyopharm Therapeutics Inc.;	- Bicycle Therapeutics;

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- MacroGenics, Inc.;	- Aspira Women’s Health, Inc.;

- CytomX Therapeutics, Inc.;	- Cardiff Oncology, Inc.;

- Jounce Therapeutics, Inc.;	- Fennec Pharmaceuticals;

- G1 Therapeutics;	- DBV Technologies.

- Epizyme, Inc.

The review conducted by PCI and their report provided to the Compensation Committee led the Compensation Committee to recommend to the Board to make certain adjustments to the annual basic salary of certain executive officers of the Corporation for the ensuing fiscal year ending on November 30, 2022 and to substantially increase the long-term incentive compensation paid to the executive officers. The report concluded that the number of stock options granted to executive officers of the Corporation was substantially below the number of stock options granted to executive officers of companies forming part of the Reference Market and, as a result, part of the long-term incentive compensation paid to the executive officer of the Corporation was below the long-term incentive compensation paid by companies forming part of the Reference Market. For the fiscal year ended November 30, 2021, the Corporation’s Option Plan burn rate was 1.26% whereas the average burn rate of the companies forming part of the Reference Market was 5.2% for 2020 with the median being 3.7%.

Except for compensation services provided to the Corporation, PCI has not provided other services to the Corporation and, to the knowledge of the Corporation, to any of its directors and executive officers.

All services provided to the Corporation by compensation consultants must be approved by the Compensation Committee or the Board.

The table below details the aggregate fees billed to the Corporation for the two most recently completed fiscal years by the compensation consultant retained during these periods to assist in the determination of compensation for any of the Corporation’s directors and/or executive officers:

Name	Fees	Fiscal year ended November 30, 2021	Fiscal year ended November 30, 2020

PCI	Executive Compensation – Related Fees	CAD 49,170	Nil

	All Other Fees	Nil	Nil

Determination of Total Compensation Paid to Executive Officers in the Fiscal Year Ended November 30, 2021

Annual Base Salary

The annual base salary of each executive officer for the fiscal year ended November 30, 2021 was determined at the December 2020 Compensation Committee and Board meetings.

The adjustments to the executive officers’ annual base salaries were based on the forecasted increase in the cost of living.

Performance Reward Program

For the fiscal year ended November 30, 2021, except for the President and Chief Executive Officer, the payment of bonuses was based as to 60% on the achievement of corporate objectives and as to 40% on

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the achievement of individual objectives. The achievement of financial targets and corporate milestones each accounted for 30% of the corporate objectives.

Financial targets were based as to 15% on the attainment of pre-determined consolidated revenues and as to 15% on the attainment of pre-determined earnings before interest, taxes, depreciation and amortization (“EBITDA”). EBITDA is a non IFRS financial measure that the Corporation has been using quarterly in the last fiscal year to assess its operating performance. EBITDA, as calculated by the Corporation, allows the Corporation to exclude variations caused by certain adjustments that could potentially distort the analysis of trends in its business. The financial targets are not disclosed since the Corporation did not provide any financial guidance in the last fiscal year. The Corporation’s corporate milestones are not disclosed for competitive reasons.

For the President and Chief Executive Officer, the corporate objectives were weighed as to 80% on the achievement of corporate objectives and as to 20% on the achievement of personal objectives. The achievement of financial targets were weighed as follows: (i) 20% on the attainment of pre-determined consolidated revenues; (ii) 20% on the attainment of pre-determined EBITDA; and (iii) 40% on the completion of the strategic objectives defined at the beginning of the last fiscal year.

The table below details the payout percentage based on the attainment of the pre-determined consolidated revenues and pre-determined EBITDA:

Bonus Payment

Pre-determined Consolidated Revenue Target		Pre-determined EBITDA

Achievement (%)	Payment (%)	Achievement (%)	Payment (%)

>100	110	>100	110

95-100	100	89-100	100

90-95	95	78-89	95

85-90	90	67-78	90

80-85	85	56-67	85

The achievement of the individual objectives of each executive officer was left at the discretion of the Compensation Committee based on an initial assessment made by the President and Chief Executive Officer whereas the achievement of the individual objectives of the President and Chief Executive Officer was left at the discretion of the Board.

Both the Board and Compensation Committee believe that discretion is a valid component in their assessment of the achievement of the Corporation’s corporate objectives and in the achievement of an individual’s objectives, especially when unplanned events occur during a fiscal year.

Discretion allows the Board and the Compensation Committee to review the achievement of all objectives set forth at the beginning of a fiscal year and to assess such objectives against all other activities carried out during the year to meet such objectives. In addition, discretion is afforded to the President and Chief Executive Officer to assess the capacity of each executive officer to adapt, react, respond and act in the best interests of the Corporation when unplanned events occur. However, in order to avoid too large a discretion to the President and Chief Executive Officer and limit potential bias in the determination of the performance of an executive officer’s overall performance, all

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recommendations made by the President and Chief Executive Officer are reviewed by the Compensation Committee.

At the November 2021 Compensation Committee and Board meetings, both the Compensation Committee and the Board determined that all of the Corporation’s objectives had been fully met, especially in the context of the ongoing COVID-19 pandemic. As a result, the Compensation Committee recommended the payment of bonuses to executive officers and the Board endorsed such recommendation for all executive officers, including the President and Chief Executive Officer.

The table below details for each of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the three most highly compensated executive officers of the Corporation (the “Named Executive Officers”), the maximum percentage of their annual base salary which may be paid as bonus, the maximum bonuses that each of them may receive and the actual bonus paid or earned for the fiscal year ended November 30, 2021. All amounts were paid in Canadian dollars and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2021 where $1.00 = CAD 1.2459, except for Mr. Walshe, as detailed in notes 1 and 2 in the table below, and for Mr. Leasure who received his compensation in U.S. dollars.

	Maximum Percentage of Annual Base Salary Payable as Bonus	Maximum Target Bonus	Bonus Paid

Name	(%)	($)	($)

Paul Lévesque, President and Chief Executive Officer	75	481,905	480,059

Philippe Dubuc, Senior Vice President and Chief Financial Officer	40	109,440	112,946

Conor Walshe(1), General Manager, Theratechnologies Europe Limited	40	120,996 (2)	68,704

Christian Marsolais, Senior Vice President and Chief Medical Officer	40	98,206	110,110

John Leasure(3), Global Commercial Officer	40	83,054	85,545

(1)

Conor Walshe’s annual base salary was set at 254,108 Euros, or $302,490. His annual base salary was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2021 where €1 = $1.1904.

(2)

Mr. Walshe was entitled to receive 101,643 Euros as maximum bonus payment and he received 57,715 Euros. His maximum target bonus and the bonus paid were converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2021 where €1 = $1.1904.

(3)	John Leasure joined Theratechnologies U.S., Inc. as Global Commercial Officer on March 29, 2021 and his annual base salary of $305,000 was prorated to $207,635.

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Long-Term Incentive Programs

As part of its Compensation Program and relying on the PCI report, the Compensation Committee recommended to the Board that all executive officers be granted stock options. The number of stock options recommended to the Board to be granted was primarily based on the report prepared by PCI. However, despite the conclusion contained in the PCI report with respect to the low number of stock options granted to executive officers as long-term compensation, the Board elected to stagger over the course of approximately two to three years the increase in the number of stock options to be granted to its executive officers in order to be at the median of the companies forming part of the Reference Market.

For the fiscal year ended November 30, 2021, at its November meeting, the Board determined that it was in the best interests of the Corporation to grant stock options to its executive officers and an aggregate of 1,254,743 stock options and an equivalent number of Common Shares were reserved for future issuance to its executive officers.

The number of options to be granted to each executive officer was determined based on the value of an option as at November 11, 2021 using the Black-Scholes model. Consistent with the terms of the Insider Policy, these options were granted on December 1, 2021. The number of options granted on that date remained the same as those determined in November 2021 since the assessment in value that each executive officer would be entitled to receive had been made on that date. See “Summary Compensation Table” below for a description of the stock options granted.

Description of the Option Plan

The Option Plan is designed to attract, retain, motivate and reward the services of key personnel. The persons eligible to receive options under the Option Plan are the directors, senior executives and key employees of the Corporation and its subsidiaries, as well as consultants who work on behalf of the Corporation.

The Option Plan currently provides for a fixed number of 7,700,000 Common Shares authorized to be issued thereunder, representing approximately 8.1% of the total number of issued and outstanding Common Shares as at April 5, 2022.

2022 Plan Amendments

On March 3, 2022, following a review of the Option Plan by the Compensation Committee and the Board, and upon recommendation of the Compensation Committee, the Board approved the 2022 Plan Amendments to the Option Plan, subject to approval by the TSX and approval of the Proposed Amendments by the shareholders of the Corporation. Below is a summary of the 2022 Plan Amendments, which summary does not purport to be exhaustive and is subject to and qualified in its entirety by the full text of the 2022 Option Plan, a copy of which is set out in Schedule “A” to Appendix “B” to this Circular.

If the Proposed Amendments are approved by the shareholders at the Meeting, the 2022 Plan Amendments would come into effect as of May 10, 2022, and the Option Plan would be amended to, aside from modifications which are of a clerical nature:

(a)

provide that the maximum number of Common Shares that may be issued under the 2022 Option Plan, and any other security-based compensation arrangement of the Corporation, be fixed at 10% of the issued and outstanding Common Shares, on a non-diluted basis, as calculated on the date of grant of options;

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(b)	provide that the vesting period of option grants be set “by default” to 1/3 on each of the first, second and third anniversaries of the date of grant, unless otherwise determined by the Board;

(c)

provide that optionees may elect to undertake a “cashless exercise” of their options with the assistance of a broker, whereby the broker may sell on the open market a number of Common Shares issued as a result of the optionee’s exercise, as is necessary to raise and pay the Corporation an amount equal to the aggregate exercise price of those options;

(d)

for option grants made on or after May 10, 2022, provide that if, prior to the expiry date of his or her options, an optionee other than a non-employee director ceases to be an employee or consultant other than for Cause (as defined in the 2022 Option Plan) or death, such optionee’s unexercised vested options as at the Date of Termination of Employment (as defined in the 2022 Option Plan) be exercisable at any time until the earlier of (i) twelve (12) months following the Date of Termination of Employment, and (ii) the expiry date of such options;

(e)

for option grants made on or after May 10, 2022, provide that if, prior to the expiry date of his or her options, an optionee that is a non-employee director ceases to be a director of the Corporation, other than for Cause (as defined in the 2022 Option Plan) or death, such optionee’s unexercised vested options as at the date on which such optionee ceased to act as director be exercisable at any time until the earlier of (i) twelve (12) months following the date such director ceased to hold office, and (ii) the expiry date of such options;

(f)

for option grants made on or after May 10, 2022, provide that if, prior to the expiry date of his or her options, an optionee ceases to be a director, employee or consultant for Cause (as defined in the 2022 Option Plan), (i) all unexercised options of such optionee, whether vested or unvested, be forfeited, cancelled and terminated as at the Date of Termination (as defined in the 2022 Option Plan), or, in the case of a director, the date on which he or she ceased to hold office, unless otherwise determined by the Board, and (ii) such optionee forfeit and repay the Corporation any compensation, gain or other value realized on the vesting, exercise or settlement of options or the sale of Common Shares acquired in respect of such options, since the date of first occurrence of the events, actions or facts that gave rise to the termination for Cause;

(g)

provide that options can be exercised, with the Corporation’s prior approval, by an optionee’s retirement savings trust, registered retirement savings plans or registered retirement income fund, if the optionee is and remains the annuitant;

(h)	amend the amending provisions of the Option Plan, so that the amending provisions of the 2022 Option Plan include the following changes:

i.	remove, from the list of amendments the Board may make without seeking shareholder approval, any amendments to the financing terms of a loan made to an optionee to exercise his or her options;

ii.	modify the amending provisions requiring the approval of a majority of the voting shareholders of the Corporation present at a duly called meeting of shareholders so that:

i.	shareholder approval be required for any increase to the fixed maximum percentage of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number;

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ii.	shareholder approval be required for the reduction of the exercise price of options for Insiders (as defined in the 2022 Option Plan) only;

iii.

shareholder approval be required for the cancellation and reissue of any and all options to the same individual, and not only those made within a six-month period as was previously specified in the Option Plan;

iv.	shareholder approval be required for the removal or increase of limits to the number of options that may be granted to Insiders (as defined under the 2022 Option Plan); and

v.	shareholder approval be required for any amendments to the amending provisions of the 2022 Option Plan, and not only for amendments to the amending provisions requiring shareholder approval;

iii.

changes to clarify, and align with best governance and market practices, circumstances in which the vote of Insiders shall not be included when amendments to the 2022 Option Plan require shareholder approval; and

iv.	other clerical and housekeeping changes; and

(i)	include “clawback” provisions, pursuant to which the Board may, without consent of the Corporation, as it relates to options granted on or after May 10, 2022:

i.

cancel options of an optionee which (A) has engaged in or engages in activity that is in conflict with or adverse to the interests of the Corporation or its subsidiaries, including fraud or conduct having contributed to financial restatements or irregularities, or (B) violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant with the Corporation or its subsidiaries, or if an optionee is terminated for Cause (as defined in the 2022 Option Plan); and

ii.

determine that such optionee must forfeit any compensation, gain or other value realized on the vesting, exercise or settlement or transfer of options or Common Shares acquired in respect of such options, and repay such amounts to the Corporation.

The amendments set out in paragraphs (a) and (h) above are the Proposed Amendments to the Option Plan and are subject to shareholder approval at the Meeting.

If the Proposed Amendments are approved by shareholders at the Meeting, the 2022 Plan Amendments (and therefore the 2022 Option Plan) will only apply to grants made on or after May 10, 2022. All outstanding options granted prior to that date shall continue to be governed by the Option Plan currently in place.

If the Proposed Amendments are not approved by shareholders at the Meeting, none of the 2022 Plan Amendments will come into force and the Corporation will be able to grant options only pursuant to the Option Plan, without amendments.

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Characteristics of the Option Plan

The summary below is a description of the Option Plan in effect as at November 30, 2021 and as currently in place prior to give effect to the 2022 Plan Amendments. For a summary of the 2022 Plan Amendments, please refer to the heading “2022 Plan Amendments” above.

The Board administers the Option Plan, provided that the Board may, from time to time, solicit and/or accept recommendations regarding the Option Plan made by the Compensation Committee. The Board has discretion to designate the optionees and determine the number of Common Shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Option Plan and applicable legislative provisions established by securities regulatory authorities. The Board is not bound by the recommendations made by the Compensation Committee with respect to the abovementioned matters. Options granted to executive officers generally vest as to 33 1/3% on each anniversary of the date of option grant starting twelve (12) months after the date of grant.

Subject to the terms and conditions of the Option Plan and to compliance with the rules set forth by regulatory authorities, the Board can terminate the Option Plan or make the following amendments without seeking shareholder approval:

(a)

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and/or NASDAQ);

(c)	amendments necessary in order for options to qualify for favorable treatment under applicable taxation laws;

(d)	amendments respecting administration of the Option Plan;

(e)

any amendment to the vesting provisions of the Option Plan or any option, it being understood that in the event of the amendment to the vesting provisions of an option, the Board shall not be under any obligation to amend the vesting provisions of any other option;

(f)	any amendment which reduces the exercise price or purchase price of an option held by an optionee who is not an Insider (as defined in the Option Plan) of the Corporation;

(g)

any amendment to the early termination provisions of the Option Plan or any option, whether or not such option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

(h)	any amendment to the financing terms of a loan made to an optionee to exercise his/her options;

(i)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares;

(j)	amendments necessary to suspend or terminate the Option Plan; and

(k)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the Option Plan.

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The following amendments require the approval of a majority of the voting shareholders of the Corporation:

(a)	any increase in the number of Common Shares that may be issued under the Option Plan;

(b)	the reduction of the exercise price of options or the cancellation and reissue of options to the same individual within a period of six (6) months;

(c)	the extension of the period of time pursuant to which options may be exercised;

(d)	the extension of the Blackout Expiration Term (as defined in the Option Plan);

(e)	any transfer and assignment of options other than in accordance with the Option Plan;

(f)	the removal or increase of limits to the number of options that may be granted to non-employee directors; and

(g)	any amendment to the amending provisions requiring shareholder approval of the Option Plan.

Unless otherwise determined by the Board, the options granted pursuant to the Option Plan may be exercised within a maximum period of ten (10) years following the date of grant, subject to applicable optionee termination provisions. The Option Plan provides that if the expiry date of an option falls during, or within ten (10) business days after the end of, a period imposed by the Corporation prohibiting the trading of securities of the Corporation, the term of the option is automatically extended to the end of the day on the tenth (10th) business day after the end of such restriction period.

The Option Plan provides that the exercise price at which the options may be granted cannot be less than the “market price” (as defined in the Option Plan). Options are generally granted to Canadian and non-U.S. resident optionees with an exercise price equal to the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant. For U.S. resident optionees, options are generally granted with an exercise price equal to the closing price of the Common Shares on the U.S. NASDAQ Stock Market on the last trading day immediately preceding the date of grant. The Corporation does not provide any financial assistance to optionees.

The options granted in accordance with the Option Plan cannot be transferred, assigned or subject to any form of alienation, sale, pledge, hypothec or other encumbrance, except by will or other means in the event of the death of an optionee.

The Option Plan provides that the number of Common Shares set aside for the exercise of options by one individual may not represent more than 5% of the issued and outstanding Common Shares. Further, the number of Common Shares that may be issued to insiders, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares. The Option Plan also provides that the total number of Common Shares set aside for the exercise of options to each non-employee director within any one-year period cannot exceed a value of CAD 100,000, and an aggregate value of CAD 150,000 under all security-based compensation arrangements.

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The Option Plan further provides that:

(a)

in the event an optionee’s employment is terminated, other than for death, prior to the expiry date of his or her options, the optionee may exercise any or all unexercised vested options at any time until the earlier of (i) twelve (12) months following the date of termination of employment of the optionee, and (ii) the expiry date of such options;

(b)

in the event an optionee that is a non-employee director ceases to act as a director of the Corporation, other than for death, the optionee may exercise any or all unexercised vested options at any time until the earlier of (i) twelve (12) months following the public disclosure of the quarterly financial statements of the Corporation made after the date such director ceased to act as such, and (ii) the expiry date of such options; and

(c)

in the event of the death of an optionee, the optionee’s legal representative may exercise any or all unexercised options that are vested on the date of the optionee’s death at any time until the earlier of (i) twelve (12) months following the optionee’s death, and (ii) the expiry date of such options.

During the fiscal year ended November 30, 2021, 1,160,439 options were granted under the Option Plan. As at April 5, 2022, there were 5,077,449 issued and outstanding options under the Option Plan which, if all exercised, would result in the issuance of 5,077,449 Common Shares, or 5.3% of all the issued and outstanding Common Shares as at that date. In addition to those 5,077,449 options outstanding under the Option Plan, on April 15, 2020, the Corporation issued to the current President and Chief Executive Officer, 487,421 options as an inducement to enter into an employment agreement with the Corporation to act as President and Chief Executive Officer (the “Inducement Options”), which, if all exercised, would result in the issuance of 487,421 Common Shares, or 0.5% of all the issued and outstanding Common Shares as at April 5, 2022. See “Inducement Options” below. Therefore, as at April 5, 2022, the aggregate issued and outstanding options amounted to 5,564,870, which, if all exercised, would result in the issuance of 5,564,870 Common Shares, or 5.8% of all the issued and outstanding Common Shares as at that date.

As at April 5, 2022, there were 1,959,201 options remaining available for grants under the Option Plan which, if granted and exercised, would result in the issuance of 1,959,201 Common Shares, or 2.1% of all the issued and outstanding Common Shares as at that date.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2021. As at November 30, 2021, the number of Common Shares issued and outstanding amounted to 95,121,639.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (% of Issued & Outstanding Share Capital)

Equity Compensation Plan Approved by Shareholders	2,783,596 (2.93%)	$3.14	4,251,404 (4.47%)

Equity Compensation Plans Not Approved by Shareholders	--	--	--

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Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (% of Issued & Outstanding Share Capital)
Total	2,783,596 (2.93%)	$3.14	4,251,404 (4.47%)

In addition to the options issued under the equity compensation plan of the Corporation described in the table above, as at November 30, 2021, there were 487,421 Inducement Options outstanding with an exercise price of CAD 2.87, which, if all exercised, would result in the issuance of 487,421 Common Shares, which represented 0.5% of the issued and outstanding share capital of the Corporation as at that date.

The following table sets forth the information regarding the burn rate of the Option Plan for the fiscal years ended November 30, 2021, 2020 and 2019, respectively. The burn rate reflects the potential dilutive effect of equity grants on the Corporation’s outstanding equity over a certain period of time. The calculation below was made pursuant to Section 613(p) of the TSX Company Manual.

	2021	2020	2019

Burn Rate(1)	1.26%	0.78%(2)	0.53%

(1)	Total options granted under the Option Plan during the applicable fiscal year / weighted average number of Common Shares during this applicable fiscal year.

(2)	Excludes the 487,421 Inducement Options granted during the fiscal year ended November 30, 2020. These Inducement Options represented a burn rate of 0.6% for that year.

Description of the Deferred Share Unit Plan

On December 10, 2010, the Board adopted the DSU Plan for the benefit of its directors and executive officers (the “Beneficiaries”).

The goal of the DSU Plan is to increase the Corporation’s ability to attract and retain high-quality individuals to act as directors or executive officers and better align the interests of the directors and executive officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation.

Under the terms of the DSU Plan, Beneficiaries who are directors (including the Chair) are entitled to elect to receive all or part of their annual retainer as Board member in DSUs. The election is done on a quarterly basis. Beneficiaries who act as executive officers are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU (the “DSU Value”) is equal to the average closing price of the Common Shares on the TSX on the date on which a Beneficiary determines that he desires to purchase or redeem DSUs and during the four previous trading days. Beneficiaries who act as directors have to elect to receive DSUs as complete or partial consideration of their annual retainer to act as Board members prior to each calendar quarter. Beneficiaries who act as executive officers are required to elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus, if any.

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DSUs may only be redeemed when a Beneficiary ceases to act as a director or an executive officer of the Corporation. On the date a Beneficiary ceases to act as a director or executive officer (the “Redemption Date”), the Beneficiary is entitled to send a notice to the Corporation (the “Redemption Notice”) specifying the date on which the DSUs will be redeemed (the “Payment Date”). The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. If a Beneficiary does not send a Redemption Notice prior to November 15 in the year following the Redemption Date, the DSU Plan provides that a Beneficiary will be deemed to have sent, and the Corporation received, a Redemption Notice on November 15 of that year. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value as at the Payment Date. No Common Share is issued under the DSU Plan.

Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The Board administers the DSU Plan and the DSU Plan provides that the Board may delegate all or part of its obligations to the Compensation Committee or to any other committee of the Board.

To protect against fluctuations in DSU Value, the Corporation enters into cash settled forward contracts with an independent third party such that, upon a Payment Date, the Corporation is not exposed to the appreciation of the price of its Common Shares. The execution of such contracts requires the signature of two of the following executive officers: the President and Chief Executive Officer, the Vice President, Finance, and the Vice President, Legal Affairs, and Corporate Secretary.

During the fiscal year ended November 30, 2021, 22,909 DSUs were issued to directors.

Description of the Stock Appreciation Rights Plan

On October 4, 2018, the Board adopted a stock appreciation rights plan (the “SAR Plan”) for the benefit of its consultants (the “Eligible Participants”) and those of its subsidiaries.

The goal of the SAR Plan is to increase the interest in the Corporation’s welfare of those consultants who share a responsibility for the growth of the business of the Corporation and its subsidiaries, to incentivize such consultants to continue their services with the Corporation, to reward those consultants for the performance of their services and to attract and retain highly qualified persons to provide services to the Corporation as consultants.

The Board administers the SAR Plan and has the authority to delegate the administration of the SAR Plan to a committee or a plan administrator. On October 4, 2018, the Board delegated the administration of the SAR Plan to the President and Chief Executive Officer of the Corporation. As a delegate, the President and Chief Executive Officer has the discretion to designate the Eligible Participants and to determine the number of SARs to be granted (after consulting the Chair of the Board), the vesting period and the expiry date of each SAR. The President and Chief Executive Officer also has the authority to interpret and take such other actions as he deems advisable in order to administer the terms of the SAR Plan.

Under the terms of the SAR Plan, Eligible Participants are being granted stock appreciation rights (“SAR”) entitling them to receive cash equal to the difference between the SAR price and the market value of the Corporation’s Common Shares when the SARs are redeemed. The SAR Plan is non-dilutive. The SAR price is equal to the closing price of the Common Shares on the TSX on the last trading day preceding the date of grant. SARs may not be granted for a period longer than ten (10) years and SARs are not assignable or transferable, except by will or by the laws of succession.

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Termination of the services of an Eligible Participant for cause voids all SARs granted to an Eligible Participant. If an Eligible Participant ceases to provide services to the Corporation or its subsidiaries for reasons other than for death or for cause, all unvested SARs, if any, shall become void and all vested SARs may be exercised within a period of one hundred eighty (180) days following the date of termination, unless they expire prior to such 180-day period. In the case of death of an Eligible Participant, all vested SARs may be exercised by the liquidator, executor or administrator of the estate of the Eligible Participant within twelve (12) months from the death of the Eligible Participant, unless they expire prior to such 12-month period. All unvested SARs on the date of an Eligible Participant’s death become void.

The SAR Plan contains other usual provisions regarding its amendments and compliance with foreign regulations when Eligible Participants are non-Canadian.

During the fiscal year ended November 30, 2021, 75,000 SARs were granted to Eligible Participants. As of the date of this Circular, 115,000 SARs are issued and outstanding.

Inducement Options

In addition to the long-term incentive program described above, the Board may, from time to time, in compliance with the rules of the TSX and the U.S. NASDAQ stock market, grant options to induce an individual to enter into an employment agreement with the Corporation.

2.            Summary Compensation Table

The table below details the compensation paid to the Named Executive Officers listed above, for the fiscal years ended November 30, 2020, 2019 and 2018, when applicable. Except as described in the notes below, these amounts were paid or calculated in Canadian dollars and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2021 ($1.00 = CAD 1.2459), for the fiscal year ended November 30, 2020 ($1.00 = CAD 1.3441) and for the fiscal year ended November 30, 2019 ($1.00 = CAD 1.3292).

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Non-equity incentive plan compensation ($)

Name and principal position	Year	Salary ($)		Share- based awards ($)	Option-based awards(1)(2)(3) ($)
						Annual Incentive plans	Long-term Incentive plans	Pension value(4) ($)		All other compensation(5) ($)	Total compensation ($)
Paul Lévesque President and Chief Executive Officer	2021 2020	642,541 378,546	(8)	-- --	795,880(6) 1,128,648(9)	480,059 281,900	117,572(7) --	22,337 20,223		-- --	2,058,389 1,809,317
Philippe Dubuc Senior Vice President and Chief Financial Officer	2021 2020 2019	280,646 252,807 248,275		-- -- --	310,053(10) 113,313(11) 124,137(12)	112,946 65,730 75,235	-- -- --	11,169 10,129 9,969		-- -- --	714,814 441,979 457,615
Conor Walshe General Manager, Theratechnologies Europe Limited	2021 2020 2019	302,490 278,644 195,932	(13) (17) (21)	-- -- --	137,900(14) 98,007(18) 235,035(22)	68,704(15) 91,862(19) 80,294(23)	-- -- --	30,133 27,864 19,593	(16) (20) (24)	-- -- --	539,227 496,377 530,854
Christian Marsolais Senior Vice President and Chief Medical Officer	2021 2020 2019	273,598 246,459 236,989		-- -- --	311,053(25) 147,309(26) 372,412(27)	110,110 110,817 94,796	-- -- --	11,169 6,234 9,969		-- -- --	705,930 510,819 714,166
John Leasure(28) Global Commercial Officer, Theratechnologies U.S., Inc.	2021	207,635	(29)	--	314,959(30)	85,545	--	--		--	608,139

(1)

Fiscal Year 2021: 21,515 stock options were granted to Mr. John Leasure on July 27, 2021 and a total of 923,123 options were reserved for future issuance to the Named Executive Officers at a Board meeting held in November 2021. The 923,123 options reserved for future issuance were granted on December 1, 2021 as part of the long-term incentive compensation program of the Corporation. The value of the options set forth in this column represents the aggregate value of the options reserved for issuance in November 2021 and was determined based on the Black-Scholes model as at November 15, 2021 as described below. In November 2021, both the Compensation Committee and the Board relied on such value to determine the number of options to reserve for future issuance to the Named Executive Officers. That value was converted into U.S. dollars as at November 15, 2021 where $1.00 = CAD 1.2517

The 21,515 stock options granted to Mr. Leasure on July 27, 2021 were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.116%
(ii)	Expected volatility:	70.00%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	$3.48
(vi)	Option exercise price:	$3.48
(vii)	Grant date fair value:	$2.41

The value of the option-based awards as at November 15, 2021 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.720%
(ii)	Expected volatility:	52.55%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 4.30
(vi)	Option exercise price:	CAD 4.30
(vii)	Grant date fair value:	CAD 2.47

The 923,123 options were not granted in November 2021. These options were granted on December 1, 2021 and

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their value, as at that date, using the Black-Scholes model, was determined using the following assumptions, except with respect to the 133,333 options granted to Mr. Leasure:

(i)	Risk-free interest rate:	1.97%
(ii)	Expected volatility:	52.54%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 4.21
(vi)	Option exercise price:	CAD 4.21
(vii)	Grant date fair value:	CAD 2.43

The 133,333 options granted to Mr. Leasure on December 1, 2021 were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.47%
(ii)	Expected volatility:	53.50%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	$3.30
(vi)	Option exercise price:	$3.30
(vii)	Grant date fair value:	$1.90

(2)

Fiscal Year 2020: A total of 538,325 options were reserved for future issuance to the Named Executive Officers at the Board meeting held in December 2020. The 538,325 options reserved for future issuance were granted on February 26, 2021 as part of the long-term incentive compensation program. The value of the options set forth in this column represents the aggregate value of the options reserved for issuance in December 2020 and was determined based on the Black-Scholes model as at November 30, 2020 as described below. In December 2020, both the Compensation Committee and the Board relied on such value to determine the number of options to reserve for future issuance to the Named Executive Officers.

The value of the option-based awards as at November 30, 2020 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	0.74%
(ii)	Expected volatility:	70.0%
(iii)	Average option life in years:	8.5 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 2.96
(iv)	Option exercise price:	CAD 2.96
(vii)	Grant date fair value:	CAD 2.08

The 538,325 options were not granted in December 2020 because the Corporation was in a blackout period. These options were granted on February 26, 2021 and their value, as at that date, using the Black-Scholes model, was determined using the following assumptions:

(i)	Risk-free interest rate:	1.36%
(ii)	Expected volatility:	76.8%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 3.93
(vi)	Option exercise price:	CAD 3.93
(vii)	Grant date fair value:	CAD 2.90

(3)

Fiscal Year 2019: A total of 83,000 options were granted to two of the Named Executive Officers of the Corporation on May 17, 2019 and a total of 190,000 options were reserved for future issuance to the Named Executive Officers at the Board meeting held in December 2019. The 190,000 options reserved for future issuance were granted on February 26, 2020 as part of the long-term incentive compensation program of the Corporation. The value of the options set forth in this column represents the aggregate value of the options granted in May 2019 and reserved for issuance in December 2019. The value of the options reserved for issuance in December 2019 was determined based on the Black-Scholes model as at November 30, 2019 as described below. In December 2019, both the Compensation Committee and the Board relied on such value to determine the number of options to reserve for future issuance to the Named Executive Officers. The value set forth in this column excludes the value of the options granted on February 26, 2019 since the value of those options was presented in the Corporation’s management proxy circular dated April 12, 2019.

The value of the option-based awards as at May 17, 2019 was determined using the Black-Scholes model with the

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following assumptions:

(i)	Risk-free interest rate:	1.688%
(ii)	Expected volatility:	55.40%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 6.13
(vi)	Option exercise price:	CAD 6.13
(vii)	Grant date fair value:	CAD 3.65

The value of the option-based awards as at November 30, 2019 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.889%
(ii)	Expected volatility:	79.90%
(iii)	Average option life in years:	10 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 4.06
(vi)	Option exercise price:	CAD 4.06
(vii)	Grant date fair value:	CAD 3.30

The 190,000 options were not granted in December 2019 because the Corporation was in a blackout period. These options were granted on February 26, 2020 and their value, as at that date, using the Black-Scholes model, was determined using the following assumptions:

(i)	Risk-free interest rate:	1.22%
(ii)	Expected volatility:	77%
(iii)	Average option life in years:	8.5 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 3.22
(vi)	Option exercise price:	CAD 3.22
(vii)	Grant date fair value:	CAD 2.42

(4)

Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP but up to three percent (3%) of the annual base salary of each employee, except with respect to (i) Executive Officers where the Corporation’s contribution is not subject to such three percent (3%) limit and (ii) Mr. Paul Lévesque. Under the terms of Mr. Lévesque’s employment agreement, the Corporation agreed to contribute on an annual basis to Mr. Lévesque’s RRSP to the fullest amount permissible under Canadian laws. Also, Mr. Walshe’s employment agreement provides that Theratechnologies Europe Limited will make a contribution equal to 10% of Mr. Walshe’s monthly salary in his personal retirement savings account if he makes a monthly contribution equivalent to 5% of his monthly salary in such account. Mr. John Leasure was employed by Theratechnologies U.S., Inc. and no retirement savings plan was provided for employees of this subsidiary in the last fiscal year

(5)

All other compensation includes perquisites and other form of compensation (such as retention or signing bonuses) not described in the other columns. Perquisites for each Named Executive Officer have not been included since they do not meet the prescribed threshold of the lesser of CAD 50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.

(6)	Represents the value of the 404,000 options reserved for issuance in November 2021 and granted on December 1, 2021.

(7)

On December 21, 2020, the Corporation and Paul Lévesque entered into a retention bonus agreement (the “Retention Agreement”) pursuant to which the Corporation agreed to pay Mr. Paul Lévesque the amount of $352,716 in three (3) equal installments of $117,572 over a three (3) year period on each anniversary date of his employment date (April 6, 2020) with the Corporation. The first payment of $117,572 was made in April 2021. The Retention Agreement was entered into, among other things, as a result of the role Mr. Lévesque was asked to take on with the departure of the then current chief commercial officer of the Corporation. In order to be eligible to receive the additional installments under the retention Agreement, Mr. Lévesque must be acting as President and Chief Executive Officer of the Corporation on April 6, 2022 and April 6, 2023. The Retention Agreement may be terminated at any time by the Corporation at its sole discretion. Termination of the Retention Agreement does not trigger termination of Mr. Lévesque’s employment agreement. The Retention Agreement further provides that all payments made to Mr. Lévesque are refundable to the Corporation if any of the following events occurs prior to the payment of all amounts under the Retention Agreement: (i) he terminates his employment on his own volition (other than in the event such termination is made within 12 months following the occurrence of a change of control of the Corporation); or (ii) his employment is terminated by the Corporation for serious reasons. Mr. Lévesque shall be under no obligation to refund any of the amounts received under the Retention Agreement if: (i) he is terminated by the Corporation without a

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serious reason; (ii) his employment is terminated as a result of his death; (iii) his employment is terminated as a result of his incapacity to fulfill his position as President and Chief Executive Officer of the Corporation arising from long-term disability; or (iv) the Corporation terminates the Retention Agreement.

(8)

Mr. Paul Lévesque’s annual base salary for the fiscal year ended November 30, 2020 was set at CAD 775,000. This amount was prorated to reflect Mr. Paul Lévesque’s period of employment between April 6, 2020 and November 30, 2020. The amount of CAD 509,712 was paid in Canadian dollars and converted into U.S. dollars using the average exchange rate for that period where $1.00 = CAD 1.3465.

(9)

Represents the value of the 487,421 options granted on April 15, 2020 as inducement to enter into his employment agreement and the value of the 243,307 options reserved for issuance in December 2020 and granted on February 26, 2021. See note (2) above for the value of the 243,307 options. The value of the 487,421 options granted on April 15, 2020 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	0.64%
(ii)	Expected volatility:	79.40%
(iii)	Average option life in years:	8.5 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 2.87
(vi)	Option exercise price:	CAD 2.87
(vii)	Grant date fair value:	CAD 2.18

The value of those options was converted into U.S. dollars using the exchange rate on April 15, 2020 where $1.00 = CAD 1.4115.

Represents also the value of the 243,307 options reserved for issuance in December 2020 and granted on February 26, 2021. The value of those options was converted into U.S. dollars using the average exchange rate between April 6, 2020 and November 30, 2020 where $1.00 = CAD 1.3465.

(10)	Represents the value of the 157,895 options reserved for issuance in November 2021 and granted on December 1, 2021.

(11)	Represents the value of the 73,233 options reserved for issuance in December 2020 and granted on February 26, 2021.

(12)	Represents the value of the 50,000 options reserved for issuance in December 2019 and granted on February 26, 2020.

(13)

Conor Walshe’s annual base salary was set at 254,108 Euros, or $302,490. His annual base salary was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2021 where €1 = $1.1904.

(14)	Represents the value of the 70,000 options reserved for issuance in November 2021 and granted on December 1, 2021.

(15)	Mr. Walshe’s bonus amounted to 57,715 Euros. His bonus was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2021 where €1 = $1.1904.

(16)	The value of the contribution was 25,313 Euros. This value was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2021 where €1 = $1.1904

(17)

Conor Walshe’s annual base salary was set at 246,000 Euros or $278,644. His annual base salary was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2020 where €1 = $1.1327.

(18)	Represents the value of the 63,333 options reserved for issuance in December 2020 and granted on February 26,2021.

(19)	Mr. Walshe’s bonus amounted to 81,100 Euros. His bonus was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2020 where €1 = $ 1.1327.

(20)	The value of the contribution was 24,600 Euros. This value was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2020 where €1 = $ 1.1327.

(21)

Conor Walshe’s annual base salary was set at 240,000 Euros when he joined the Corporation on March 19, 2019. The amount was prorated and represents his annual base salary earned between March 19, 2019 and November 30, 2019. The amount of 175,692 Euros was converted into U.S. dollars using the average exchange rate for the period between March 19, 2019 and November 30, 2019 where €1 = $1.1152.

(22)

Represents the value of the 50,000 options granted on May 17, 2019 as part of Mr. Walshe’s employment agreement and the value of the 40,000 options reserved for issuance in December 2019 and granted on February 26, 2020. See note (3) above for the value of the 50,000 options granted on May 17, 2019 and the value of the 40,000 options reserved for issuance in December 2019 and granted on February 26, 2020.

The value of the 50,000 options was converted into U.S. dollars using the exchange rate on May 17, 2019 where $1.00 = CAD 1.3458.

The value of the 40,000 options reserved for issuance in December 2019 and granted on February 26, 2020 was converted into U.S. dollars using the average exchange rate between March 19, 2019 and November 30, 2019 where $1.00 = CAD 1.3276.

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(23)	Mr. Walshe’s bonus amounted to 72,000 Euros. His bonus was converted into U.S. dollars using the average exchange rate between March 19, 2019 and November 30, 2019 where €1 = $1.1152.

(24)	The value of the contribution was 17,569 Euros. The value was converted into U.S. dollars using the average exchange rate between March 19, 2019 and November 30, 2019 where €1 = $1.1152.

(25)	Represents the value of the 157,895 options reserved for issuance in November 2021 and granted on December 1, 2021.

(26)	Represents the value of the 95,192 options reserved for issuance in December 2020 and granted on February 26, 2021.

(27)	Represents the value of the 150,000 options reserved for issuance in December 2019 and granted on February 26, 2020.

(28)	John Leasure joined Theratechnologies U.S., Inc. as Global Commercial Officer on March 29, 2021.

(29)	John Leasure’s annual base salary was set at $305,000. The amount was prorated and represents his annual base salary earned between March 29, 2021 and November 30, 2021.

(30)

Represents the value of the 21,515 options granted on July 27, 2021 as inducement to enter into his employment agreement and the value of the 133,333 options reserved for issuance in November 2021 and granted on December 1, 2021. See note (1) for the value of the 21,515 options granted on July 27, 2021 and the value of the 133,333 options reserved for issuance in November 2021 and granted on December 1, 2021.

3.            Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2021, no DSUs were issued to the Named Executive Officers and 496,580 options to purchase Common Shares were granted to the Named Executive Officers. The table below details the outstanding option-based awards and share-based awards as at November 30, 2021 for each of the Named Executive Officers. These amounts were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2021 where $1.00 = CAD 1.2792.

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	Option-Based Awards					Share-Based Awards(1)

Name	Number of securities underlying unexercised options (#)		Option exercise price (CAD)(2)	Option expiration date	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)
Paul Lévesque President and Chief Executive Officer	487,421 243,307	(5) (6)	2.87 3.93	2030.04.15 2031.02.26	170,195 --	--	--	--
Philippe Dubuc Senior Vice President and Chief Financial Officer	175,000		2.01	2026.04.04	300,969	--	--	--
	40,000		5.96	2027.04.07	--
	28,986		9.56	2028.04.06	--
	33,300		8.76	2029.02.26	--
	50,000 73,233	(7) (8)	3.22 3.93	2030.02.26 2031.02.26	12,898 --
Conor Walshe General Manager, Theratechnologies Europe Limited	50,000 40,000 63,333	(9) (10) (11)	6.13 3.22 3.93	2029.05.17 2030.02.26 2031.02.26	-- 10,318 --	--	--	--
Christian Marsolais Senior Vice President and Chief Medical Officer	125,000		0.38	2022.12.20	374,257	--	--	20,773(12)
	50,000		2.01	2026.04.04	85,991
	40,000		5.96	2027.04.07	--
	28,986		9.56	2028.04.06	--
	33,300	(13)	8.76	2029.02.26	--
	50,000	(14)	3.22	2030.02.26	12,898
	100,000 95,192	(15) (16)	3.22 3.93	2030.02.26 2031.02.26	-- --
John Leasure Global Commercial Officer Theratechnologies U.S., Inc.	21,515	(17)	3.48	2031.07.27	--	--	--	--

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

(2)	The exercise price of the options granted to John Leasure is expressed in U.S. dollars.

(3)

The value of unexercised in-the-money options is determined by multiplying the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on November 30, 2021 (CAD 4.21) by the number of options held and vested as at November 30, 2021.

(4)

The market or payout value of share-based awards that have vested as at November 30, 2021 is determined by multiplying the closing price of the Common Shares on the TSX on November 30, 2021 (CAD 4.21) by the number of share-based awards held as at November 30, 2021. DSUs may only be redeemed when a Beneficiary leaves his/her position with the Corporation.

(5)	162,473 options vested on April 15, 2021. 162,474 will vest on April 15, 2022 and 162,474 will vest on April 15, 2023. Therefore, as at November 30, 2021, 324,948 options could not be exercised.

(6)	These options will vest as to 81,102 on February 26, 2022, 81,102 as to February 26, 2023 and 81,103 on February 26, 2024. Therefore, as at November 30, 2021, none of these options could be exercised.

(7)	16,667 options vested on February 26, 2021. 16,667 options will vest on February 26, 2022 and on February 26, 2023. Therefore, as at November 30, 2021, 33,334 options could not be exercised.

(8)

These options will vest in equal tranches of 24,111 on February 26, 2022, February 26, 2023 and February 26, 2024, respectively. Therefore, as at November 30, 2021, none of these options could be exercised.

(9)	16,666 options vested on May 17, 2020 and 16,667 options vested on May 17, 2021. 16,667 options will vest on May 17, 2022. Therefore, as at November 30, 2021, 16,667 options could not be exercised.

(10)	13,333 options vested on February 26, 2021. 13,333 options will vest on February 26, 2022 and 13,334 options will

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vest on February 26, 2023. Therefore, as at November 30, 2021, 26,667 options could not be exercised.

(11)

These options will vest in equal tranches of 21,111 on February 26, 2022, February 26, 2023 and February 26, 2024, respectively. Therefore, as at November 30, 2021, none of these options could be exercised.

(12)	Represents 6,312 DSUs granted on December 15, 2010.

(13)

11,100 options vested on February 26, 2020 and February 26, 2021, respectively. 11,100 options will vest on February 26, 2022. Therefore, as at November 30, 2021, 11,100 options could not be exercised.

(14)

16,666 vested on February 26, 2021. 16,667 options will vest on February 26, 2022 and 16,667 will further vest on February 26, 2023. Therefore, as at November 30, 2021, 33,334 options could not be exercised.

(15)

These options will become fully vested on February 26, 2023 after it was determined in October 2021 that the condition precedent to the acquisition of these options had been met. Such condition precedent required that the U.S. Food and Drug Administration approves the protocol for the Phase 3 clinical trial using tesamorelin for the treatment of non-alcoholic steatohepatitis in the general population before December 31, 2021. As at November 30, 2021, none of these options could be exercised.

(16)	These options will vest as to 31,730 on February 26, 2022, 31,731 on February 26, 2023 and 31,731 on February 26, 2024. Therefore, as at November 30, 2021, none of these options could be exercised .

(17)	These options will vest as to 7,171 on July 27, 2022, 7,172 on July 27, 2023 and 7,172 on July 27, 2024. Therefore, as at November 30, 2021, none of these options could be exercised.

Incentive	Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2021 under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year (2) ($)
Paul Lévesque President and Chief Executive Officer	Nil	Nil	480,059
Philippe Dubuc Senior Vice President and Chief Financial Officer	Nil	Nil	112,946
Conor Walshe General Manager Theratechnologies Europe Limited	Nil	Nil	68,704(3)
Christian Marsolais Senior Vice President and Chief Medical Officer	Nil	Nil	110,110
John Leasure Global Commercial Officer Theratechnologies U.S., Inc.	Nil	Nil	85,545(4)

(1)

The value is determined by assuming that the options that vested during the financial year would have been exercised on their vesting date if they were in-the-money on that date. The value corresponds to the difference between the closing price of the Common Shares on the TSX or the NASDAQ on the vesting date and the exercise price of the options on that date.

(2)

Except as detailed in the notes below, the value was calculated in Canadian dollars and converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2021 where $1.00 = CAD 1.2459.

(3)	This amount was paid in Euros and was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2021 where €1 = $1.1904.

(4)	John Leasure is paid in U.S. dollars and no conversion was applied to the amount he received.

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4.            Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each of them pursuant to his employment agreement if one of the events described in the table had occurred on November 30, 2021. Except with respect to Mr. John Leasure and except as disclosed in the notes to the tables below, the amounts set forth in the tables below under “Severance” were calculated in CAD and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2021, where $1.00 = CAD 1.2459, and the amounts set forth in the tables below under “Value of Stock Options” and “Value of Share-Based Awards” were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2021 where $1.00 = CAD 1.2792.

Paul Lévesque

President and Chief Executive Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Paul Lévesque on March 1, 2020. Mr. Lévesque’s employment agreement provides for the payment of an annual base salary of CAD 775,000, subject to review on an annual basis by the Board, and the payment of an annual bonus of 75% of his annual base salary conditional upon his attainment of annual objectives set by the Board. The employment agreement also provided that he would be entitled to receive a number of options on the Commencement Date. On April 15, 2020, he was granted 487,421 options. See “Inducement Options” above. In addition, Mr. Lévesque’s employment agreement provides that he is entitled to participate in any incentive program developed by the Board or any committee thereof and, as such, to receive up to 100% of the value of his annual base salary in the form of options. Mr. Lévesque agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. The Corporation agreed to provide limited financial assistance to Mr. Lévesque with respect to tax advice, the close-out of his lease in New York and his relocation to Montreal. The Corporation also agreed to fund Mr. Lévesque’s Canadian registered retirement savings plan up to the full amount prescribed under applicable laws. Mr. Lévesque can terminate his employment agreement at any time upon four (4) weeks prior written notice to the Corporation. The Corporation can terminate Mr. Lévesque’s employment agreement with cause. The termination of Mr. Lévesque’s employment agreement by the Corporation without just and sufficient cause will entitle Mr. Lévesque to receive an amount equal to eighteen (18) months of his then annual base salary plus an amount equal to 150% of his annual bonus target, calculated at a rate of 75% of his then annual base salary. In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Lévesque’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, Mr. Lévesque will be entitled to receive (i) 200% of his annual base salary, (ii) 200% of his annual bonus target calculated at a rate of 75% of his then annual base salary, and (iii) the cash value of his benefits calculated over a twenty-four-month period preceding his termination following such “Change of Control”. All of his unvested options will also become vested. In the event of the termination of the employment agreement by Mr. Lévesque, at his sole discretion, within a twelve-month period following the occurrence of a “Change of Control” of the Corporation, Mr. Lévesque will be entitled to receive (i) 100% of his annual base salary, (ii) 100% of his annual bonus target calculated on his then annual base salary, and (iii) the cash value of his benefits calculated over a twelve-month period preceding his termination following such “Change of Control”. All of his unvested options will also become vested. In Mr. Lévesque’s employment agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover, merger, amalgamation, arrangement or other similar transactions, of (i) more than forty percent (40%) of the Common Shares of the Corporation or (ii) more than forty percent (40%) of the economic value of the Corporation.

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Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement (3)	Nil	170,195	Nil

Termination of Employment without Just Cause (4)	1,686,670	170,195	Nil

Termination of Employment in the event of a Change of Control(4)	2,337,125	563,845	Nil

Voluntary Resignation in the event of a Change of Control(4)	1,168,562	563,845	Nil

Voluntary Resignation (3)	Nil	170,195	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options (except in the case of a termination resulting from a Change of Control where all of his options become vested) would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2021 (CAD 4.21) and the exercise price of each vested option as at that date. 162,473 options with an exercise price of CAD 2.87 vested on April 15, 2021.

(2)	Mr. Lévesque does not hold any share-based awards.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

In the event of a Change of Control, all of Mr. Lévesque’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2021 (CAD 4.21) and the exercise price of each vested option as at that date.

Philippe Dubuc

Senior Vice President and Chief Financial Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Philippe Dubuc on February 24, 2016. In addition to his base salary, Mr. Dubuc was entitled to receive 125,000 stock options of the Corporation vesting as to 41,666 on the first and second anniversary date of the date of grant with the remaining 41,668 vesting on the third anniversary date of the date of grant. These options were granted on April 4, 2016. Mr. Dubuc is eligible to participate in the Corporation’s benefits program and is eligible to receive an annual bonus of up to 40% of his annual base salary based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Dubuc is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of his agreement, Mr. Dubuc agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Dubuc’s employment without just and sufficient cause or further to an internal reorganization, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Dubuc’s employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Dubuc under applicable civil law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Dubuc’s agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Dubuc’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

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Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement (3)	Nil	313,867	Nil

Termination of Employment without Just Cause (3)	280,646	313,867	Nil

Termination of Employment without Just Cause in the event of a Change of Control(4)	392,904	355,695	Nil

Voluntary Resignation in the event of a Change of Control(3)	Nil	355,695	Nil

Voluntary Resignation (3)	Nil	313,867	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2021 (CAD 4.21) and the respective exercise price of each vested option as at November 30, 2021.

(2)	Mr. Dubuc does not hold any share-based awards.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

Assumes that Mr. Dubuc receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary. In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on the TSX on November 30, 2021 (CAD 4.21) would be exercised.

Conor Walshe

General Manager, Theratechnologies Europe Limited

The Corporation, through its wholly-owned Irish-based subsidiary, Theratechnologies Europe Limited (“Thera Europe”), entered into an employment agreement with Mr. Conor Walshe on February 6, 2019 for an indeterminate term. Under the terms of the agreement, Mr. Walshe acts as General Manager of Thera Europe. Mr. Walshe’s first working day with Thera Europe was on March 19, 2019. His annual base salary was set at €240,000. In addition to his annual base salary, Mr. Walshe’s employment agreement provided for his entitlement to receive 50,000 options under the Option Plan. These options were granted on May 17, 2019 and vest as to 33.3% on the first, second and third anniversary date of the date of grant. The exercise price per option was set at $6.13 and they have a ten-year term. Mr. Walshe is eligible to participate in Thera Europe’s benefit programs and is eligible to receive an annual bonus equal to 40 % of his annual base salary based on attainment of objectives set annually by the Chair of the Board of Thera Europe. Under the terms of his agreement, Mr. Walshe agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favor of Thera Europe. Both Thera Europe and Mr. Walshe are entitled to terminate the employment agreement without cause upon ninety (90) days prior written notice to the other. The Corporation is entitled to terminate the employment agreement immediately for the causes set forth in the employment agreement. In the event there occurs an “Acquisition of Control” of the Corporation, the acquisition by a third party of more than 50% of the voting rights of Thera Europe or the sale of all or substantially all of the assets of the Corporation or of Thera Europe (collectively, a “Liquidity Event”) and Mr. Walshe’s employment with Thera Europe is terminated within twelve (12) months following the occurrence of a Liquidity Event, Mr. Walshe will be entitled to receive twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Walshe’s agreement, an “Acquisition of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, of at least 40% of the outstanding voting securities of the Corporation. Mr. Walshe shall have no claim against Thera Europe if his employment is terminated by reason of the liquidation of Thera Europe for the purposes of amalgamation or reconstruction to the extent he is offered employment with any entity resulting from such amalgamation or reconstruction on terms and conditions which, taken as a whole, are not substantially less favorable than the terms and conditions of his employment agreement.

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Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement	Nil	10,318	Nil

Termination of Employment without Just Cause (3)	75,623	10,318	Nil

Termination of Employment without Just Cause in the event of a Liquidity Event(4)	423,486	44,820	Nil

Voluntary Resignation in the event of a Liquidity Event(4)	Nil	44,820	Nil

Voluntary Resignation	Nil	10,318	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2021 on the TSX (CAD 4.21) and the exercise price of each vested option as at November 30, 2021. As at November 30, 2021, 13,333 vested options had an exercise price of CAD 3.22.

(2)	Mr. Walshe does not hold any share-based awards.

(3)

Under his employment agreement, Mr. Walshe is entitled to receive a ninety (90) day prior notice for termination of his employment agreement without cause. The amount set forth under “Severance” represents three (3) months of his annual base salary (€63,527) converted into Canadian dollars using the average exchange rate for the fiscal year ended November 30, 2021 where €1 = $1.1904. Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

The amount set forth under “Severance” represents twelve (12) months of his annual base salary (€254,108) and 100% of his targeted bonus over his twelve (12) month annual base salary (€101,643) converted into Canadian dollars using the average exchange rate for the fiscal year ended November 30, 2021 where €1= $1.1904. In computing the value of the options in the event of a Liquidity Event, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2021 on the TSX (CAD 4.21) would be exercised.

Christian Marsolais

Senior Vice President and Chief Medical Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. His agreement was subsequently amended on May 23, 2012 and July 17, 2012. An amended and restated employment agreement was entered into on December 21, 2012 between Mr. Marsolais and the Corporation. The amended and restated employment agreement was entered into to reflect Mr. Marsolais’ new position as Senior Vice President, Medical Affairs, to set its targeted bonus rate at 40%, to revise and add new restrictive covenants in favour of the Corporation and to amend his severance payment conditions in the event the Corporation terminates his employment without just and sufficient cause. In addition to his base salary, Mr. Marsolais is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Marsolais is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of his agreement, Mr. Marsolais agreed to non-competition, non-solicitation, non-disclosure, standstill and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause, he will receive an amount equal to eighteen (18) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Marsolais’ employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time period related to the reasonable notice to be provided to Mr. Marsolais under applicable civil law and (ii) eighteen (18) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Marsolais’ agreement, a “Change of Control is defined as the acquisition by a third party, acting

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alone or in concert with one or more persons, by way of takeover bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Marsolais’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)

Retirement(3)	Nil	473,146	20,773

Termination of Employment without Just Cause (3)	410,397	473,146	20,773

Termination of Employment without Just Cause in the event of a Change of Control(4)	519,836	597,172	20,773

Voluntary Resignation in the event of a Change of Control(3)	Nil	597,172	20,773

Voluntary Resignation(3)	Nil	473,146	20,773

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2021 (CAD 4.21) and the exercise price of each vested option as at November 30, 2021.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2021 (6,312) by the closing price of the Common Shares on the TSX on November 30, 2021 (CAD 4.21).

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

Assumes that Mr. Marsolais receives eighteen (18) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary. In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on the TSX on November 30, 2021 (CAD 4.21) would be exercised.

John Leasure

Global Commercial Officer, Theratechnologies U.S., Inc.

The Corporation, through its wholly-owned subsidiary Theratechnologies U.S., Inc. (“Thera US”), entered into an employment agreement with Mr. John Leasure on March 23, 2021 for an indeterminate term Under the terms of the agreement, Mr. Leasure acts as Global Commercial Officer for Thera US, the Corporation and the Corporation’s subsidiaries. Mr. Leasure’s first working day with Thera US was on March 29, 2021. His annual base salary was set at $305,000. In addition to his annual base salary, Mr. Leasure’s employment agreement provided for his entitlement to receive a number of stock options under the Option Plan representing approximately 15% of his annual basic salary. These options were granted on July 27, 2021, and vest as to 33.3% on the first, second and third anniversary date of the date of grant. The exercise price per option was set at $3.48 and these options have a ten-year term. Mr. Leasure is eligible to receive an annual bonus equal to 40 % of his annual base salary based on the attainment of objectives set annually by the President and Chief Executive Officer of Thera US and by the Board of the Corporation. The payment of an annual bonus is subject to clawback provisions requiring Mr. Leasure to repay to Thera US the last bonus he was paid in the event of violations of certain U.S. Food and Drug Administration rules or other laws applicable to the commercialization of pharmaceutical products in the United States. Under the terms of his agreement, Mr. Leasure is also entitled to participate in equity-based incentive plans that Thera US or the Corporation may implement from time to time. His employment agreement provides that he is entitled to receive a number of stock options of the Corporation, if and when granted by the Board of the Corporation under the Option Plan, representing a target value between 20% to 45% of his annual base salary. Mr. Leasure is entitled to participate in Thera US’ social benefits comprised of disability and death-in-service benefits, health insurance and a retirement savings plan. For the fiscal year ended November 30, 2021, Thera US did

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not have a retirement savings plan. However, when such a plan will be set-up, Thera US will match the contribution of Mr. Leasure into such plan on a-dollar-for-dollar basis equal to the lower of: (i) three percent of Mr. Leasure’s annual base salary; and (ii) the maximum allowed under applicable laws. Mr. Leasure agreed to non-competition, non-solicitation and non-disclosure obligations and to the assignment to Thera US of any intellectual property created, discovered or made while in the employment or service of Thera US, the Corporation or any of the Corporation’s subsidiaries. Both Thera US and Mr. Leasure are entitled to terminate the employment agreement at will; provided that Mr. Leasure provides Thera US with a termination notice within a certain period of time. In the event Thera US terminates the employment agreement for cause, Thera US sole obligation will be to pay Mr. Leasure all earned but unpaid wages though the date of termination as well as other unpaid expenses incurred in the course of his duties while employed by Thera US (the “Accrued Amounts”). In the event Thera US terminates the employment agreement of Mr. Leasure without “cause” (as defined in the agreement), or if Mr. Leasure terminates his employment agreement for “good reasons” (as defined in the agreement), and such termination occurs prior to March 29, 2026, Thera US shall pay Mr. Leasure the Accrued Amounts and a severance payment equal to one month of Mr. Leasure then annual base salary per year of employment. Beginning on March 29, 2026, in the event Thera US terminates the employment agreement of Mr. Leasure without cause, or if Mr. Leasure terminates his employment agreement for “good reasons”, then Thera US shall pay Mr. Leasure the Accrued Amounts and 100% of his annual basic salary. In the event there occurs a “Change of Control” of Thera US and Thera US terminates the employment agreement of Mr. Leasure without cause within twelve (12) months from the date of the “Change of Control”, or if Mr. Leasure terminates his employment agreement for “good reasons” within such twelve-month period, Thera US shall pay Mr. Leasure the Accrued Amounts and an amount equal to 100% of his annual basic salary. In Mr. Leasure’s agreement, a “Change of Control” is defined as any change of control in fact or in law, including any purchase, sale, transfer, disposition or other transactions, of any nature whatsoever, and whether carried out singly, in combination or as part of a series of transactions, pursuant to or as a result of which (i) any person or group of persons acting together or in concert shall acquire, hold or exercise, whether directly or indirectly, rights over more than forty percent (40%) of the outstanding common shares of Thera US, or which entitle the holder(s) thereof to more than seventy-five percent (75%) of the economic value of the Corporation; or (ii) those individuals who, as at the date immediately preceding the date of the “Change of Control” constitute the board of directors of Thera US (hereinafter called the “Incumbent Board”), cease for any reason to constitute at least a majority of the board of directors after the date of the “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)

Retirement(3)	Nil	Nil	Nil

Termination of Employment by Thera U.S. without Cause or termination by Mr. Leasure for Good Reasons(3)	25,417	Nil	Nil

Termination of Employment by Thera U.S. in the event of a Change of Control	305,000	Nil	Nil

Voluntary Resignation in the event of a Change of Control	Nil	Nil	Nil

Voluntary Resignation(3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2021 on the NASDAQ ($3.30) and the exercise price of each vested option as at November 30, 2021.

(2)	Mr. Leasure does not hold any share-based awards.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

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5.            Performance Graph

The following graph compares a cumulative annual total shareholder return on a CAD 100 investment in the Common Shares between December 1, 2016 and November 30, 2021 against a cumulative total shareholder return on the S&P/TSX Composite Index assuming that all dividends are reinvested (“S&P/TSX”), the NASDAQ Composite Index (“NCI”), the NASDAQ Biotechnology Index (“NBI”) and the aggregate compensation paid to named executive officers (as they then were) over the same period.

	2016	2017	2018	2019	2020	2021

Theratechnologies	100.0	227.9	268.9	133.1	98.4	138.0

S&P / TSX Composite Index	100.0	106.5	100.8	113.0	114.0	137.0

Amex Biotechnology Index (BTK)	100.0	132.8	148.7	156.3	172.1	166.9

NASDAQ Biotechnology (NBI)	100.0	115.5	119.7	131.1	159.0	167.3

Compensation	100.0	156.4	124.7	142.3	254.7	254.7

The trend shown in the above performance graph indicates that, since December 1, 2016, the annual total shareholder return (“TSR”) on a CAD 100 investment in the Common Shares outperformed the S&P/TSX Composite Index, the BTK and the NBI.

The value of the total compensation received by the Named Executive Officers over the past five years, as they then were, compared to the TSR fluctuated as follows:

–	between December 1, 2016 and November 30, 2017, the TSR grew by 128% while the total compensation grew by 51%;
–	between December 1, 2017 and November 30, 2018, the TSR grew by 18% while the total compensation decreased by 20%;

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–	between December 1, 2018 and November 30, 2019, the TSR decreased by 50% while the total compensation decreased by 13%;
–	between December 1, 2019 and November 30, 2020, the TSR decreased by 26% while the total compensation grew by 86%; and
–	between December 1, 2020 and November 30, 2021, the TSR grew by 40% while the total compensation decreased by 9%.

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ITEM V.	CORPORATE GOVERNANCE DISCLOSURE

The Board considers corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed so as to optimize shareholder value. The Nominating and Corporate Governance Committee is responsible for examining the Corporation’s needs in this regard and addressing all issues that may arise from its practices. This Committee ensures that the Corporation’s corporate governance practices comply with Regulation 58-101 respecting Disclosure of Corporate Governance Practices (Québec) and oversees their disclosure according to the guidelines described in Policy Statement 58-201 to Corporate Governance Guidelines (Québec) (hereinafter collectively referred to as the “Regulation”).

The table below details the corporate governance requirements under the Regulation and the position of the Corporation vis-à-vis each of them.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

1.	(a) Disclose the identity of directors who are independent.

“Independence” is defined in Section 1.4 of Regulation 52-110 respecting Audit Committees. After review of the definition of “independence”, the Nominating and Corporate Governance Committee determined that the following directors were “independent” within the meaning of the Regulation in the last fiscal year:

-   Joseph Arena;

-   Frank Holler;

-   Gérald A. Lacoste;

-   Gary Littlejohn;

-   Dale MacCandlish Weil;

-   Andrew Molson;

-   Dawn Svoronos; and

-   Alain Trudeau.

In addition, the Nominating and Corporate Governance Committee determined that the following nominees proposed for election at the Meeting are “independent” within the meaning of the Regulation:

-   Joseph Arena;

-   Frank Holler;

-   Gérald A. Lacoste;

-   Gary Littlejohn;

-   Dale MacCandlish Weil;

-   Andrew Molson;

-   Dawn Svoronos; and

-   Alain Trudeau.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

In reviewing the definition of “independence” under Section 1.4 of Regulation 52-110 respecting Audit Committees the Nominating and Corporate Governance Committee determined that Mr. Paul Lévesque, the President and Chief Executive Officer of the Corporation, was not “independent” in the last fiscal year given his position with the Corporation. Mr. Paul Lévesque is a nominee proposed for election at the Meeting. If elected as a director at the Meeting, Mr. Lévesque will not be “independent” within the meaning of the Regulation as a result of his position with the Corporation.

(c)   Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Eight (8) of the nine (9) directors were independent from the Corporation in the last fiscal year. Eight (8) of the nine (9) nominees proposed for election to the Board are independent.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Dawn Svoronos, the Chair of the Board, is a director of PTC Therapeutics, Inc., Xenon Pharmaceuticals Inc., Global Blood Therapeutics, Inc., and Adverum Biotechnologies, Inc.

Dale MacCandlish Weil is a director of Tetra Bio-Pharma Inc.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the last fiscal year ended November 30, 2021. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As a matter of routine, the Chair of the Board assesses with the other independent directors after each meeting of the Board whether a meeting without the non-independent director is required.

There were five (5) meetings of the independent directors in the financial year ended November 30, 2021.

The committees of the Board are composed of independent directors and, whenever non-independent directors attend the committee meetings, the chair of the committee assesses with the independent directors after each meeting of the committee whether a meeting without the non-independent director is required.

(f)   Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director this independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board, Dawn Svoronos, is independent.

The Chair of the Board’s role and responsibilities consist in:

-   Representing the Corporation vis-à-vis shareholders and members of the public;

-   Preparing the agendas for all Board meetings;

-   Presiding over each Board meeting and shareholders meeting;

-   Coordinating with the chairs of the Board committees on topics to be discussed at committee meetings;

-   Following-up with the President and Chief Executive Officer of the Corporation on material matters occurring in the normal course of business of the Corporation;

-   Assessing the circumstances requiring the holding of special meetings of the Board; and

-   Following-up with committee chairs on topics discussed at Board meetings.

	(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	See the information in the tables provided for each nominee under “Election of directors – Nominees”.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	See Appendix “C” attached to this Circular.

3.

(a)   Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chair of the Board and the chair of each Board committee. The persons acting as Chair of the Board and chairs of Board committees have the experience and expertise necessary to assess the role they must play in the context of a public company. See Section 1 (f) above for a description of the role and responsibilities of the Chair of the Board.

The role and responsibilities of the chair of each Board committee consist in:

-   Preparing the agendas for each Committee meeting;

-   Presiding over each committee meeting;

-   Following-up on matters discussed at committee meetings, if and when necessary; and

-   Reporting to the Chair of the Board and the Board.

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(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and the CEO have not developed a written position description for the CEO. However, the Board set the following expectations with respect to the role and responsibilities of the individual currently holding the position of President and Chief Executive Officer:

-   Representing the Corporation vis-à-vis shareholders and members of the public;

-   Implementing and driving the Corporation’s strategy;

-   Understanding of the biopharmaceutical and pharmaceutical industry on a global basis (sales, marketing and market access);

-   Supervising the activities related to the commercialization of the Corporation’s products in the United States, Europe and Canada;

-   Supervising the activities related to research and development programs;

-   Canvassing the potential acquisition or in-licensing of new products and supervising the negotiation of agreements related to such transactions;

-   Overseeing the control of expenses;

-   Having leadership skills;

-   Understanding of finance;

-   Ensuring compliance with an ethical conduct;

-   Reporting to the Board; and

-   Maintaining good relationships with shareholders, employees and members of the public.

All activities conducted by the Corporation that are not conducted in the “normal course of business” of the Corporation are discussed with the Board. The Chair of the Board has frequent communications with the President and Chief Executive Officer and is aware of situations that do not qualify as “normal course of business”.

4.	(a) Briefly describe what measures the Board takes to orient new members regarding: the role of the Board, its committees and its Directors, and the nature and operation of the issuer’s business.	The Board has a “Director Orientation and Continuing Education Policy” in place for new directors. For a description of this policy, see Appendix “D” to this Circular.

(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board oversees continuing education that is provided to the directors. Continuing education is provided in the following form:

-   Articles and books on topics relating to the Corporation’s business, competitors, corporate governance and regulatory matters are provided to directors;

-   At Board meetings, members of management are invited to present on business activities;

-   Consultants offer seminars on various topics relating to the business of the Corporation;

-   Directors attending conferences or seminar addressing relevant topics to the Corporation;

-   Providing directors with published research reports written by healthcare analysts.

5.	(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

The Board has adopted a Code of Ethics (the “Code”) and a policy against corruption of civil servants pursuant to the Foreign Corrupt Practices Act (United States) (the “Policy”). More recently, on March 3, 2022, the Board amended and restated the Code.

(i) disclose how a person may obtain the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the

The Code and the Policy are available on the website of the Corporation at www.theratech.com under the section “Investors-Corporate Governance – Corporate Documents”.

The Board monitors compliance with the Code by requiring that all directors, employees and executive officers certify on a yearly basis that they have read, understood and agreed to be bound by the Code. The

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Board satisfies itself regarding compliance with its code; and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year ended that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Board will also require that the certification encompasses the Policy. The Board also relies on management to report any conduct that is contrary to the Code to the Chair of the Board or the Chair of the Nominating and Corporate Governance Committee.

The Corporation has not filed any material change report pertaining to any conduct of a director or executive officer that departs from the Code in the last fiscal year.

(b)   Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board does not take any particular steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board relies on the loyalty, integrity and honesty of its directors to for the disclosure of any interest a director has or may have in a transaction or agreement. Corporate laws, the general by-laws of the Corporation and the Code require that a director discloses any interest he/she may have or has in any transaction or agreement. In the event a director has any such interest, the director will be asked to leave the Board or committee meeting during which discussions regarding the transaction or agreement will take place. The director will not be entitled to vote on any resolution regarding such transaction or agreement.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

Other than having adopted the Code and planning on conducting seminars in the current fiscal year on the Policy for all of its directors, officers, employees and those of its subsidiaries, the Board does not take any other particular step to encourage and promote a culture of ethical business conduct. It relies on the honesty and loyalty of each individual and the consequences an individual would suffer if his/her ethical business conduct was inadequate.

6.	(a) Describe the process by which the Board identifies new candidates for Board nomination.

The Nominating and Corporate Governance Committee of the Board is responsible to identify new candidates for Board nomination.

The identification of new candidates is undertaken after the Board has assessed the needs of the Corporation and the expertise at the Board level to meet those needs. The identification of new candidates may be done in different ways:

-   Knowledge by a Board member of one or more persons having the skills, experience, time and commitment required to act as directors of the Corporation; or

-   Retaining the services of a third party specialized in the recruitment of directors.

Prior to retaining any individual to act as director of the Corporation, the individual is met by the Chair of the Board and other Board members. In addition, the individual’s background is reviewed.

(b)   Disclose whether or not the Board has a nominating committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee was comprised of three (3) independent directors in the fiscal year ended November 30, 2021, namely:

-   Gérald A. Lacoste (chair);

-   Dale MacCandlish Weil; and

-   Dawn Svoronos.

	(c) If the Board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are described in Appendix “E” to this Circular.

7.	(a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Board has delegated to the Compensation Committee the evaluation and assessment of the compensation of the Corporation’s directors and executive officers.

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The Compensation Committee reviews, among other things, the compensation of the Corporation’s executive officers for the ensuing fiscal year and assesses the performance of each executive officer on a yearly basis against the Corporation’s annual objectives and each executive officer’s personal objectives to determine whether an executive officer is entitled to a bonus in the form of cash for his/her services and/or the grant of stock options. The Compensation Committee has the power to retain the services of third parties to help in the determination of the annual compensation of an executive officer. Where the Compensation Committee does not retain the services of a third party, the Compensation Committee may review publicly available information regarding the compensation of executive officers holding a position similar to the position under review or purchase such information from third parties. The Compensation Committee will also take into consideration publicly available information relating to the average percentage increase in a particular year of the compensation generally paid to executive officers.

The Compensation Committee reviews, from time to time, the compensation of the directors and members of the Board committees. The Compensation Committee has the power to retain the services of third parties to assist its members determining the compensation of directors and committee members.

The Compensation Committee makes recommendations to the Board on the compensation to be paid to executive officers and directors and the Board has complete discretion to accept, reject or amend any recommendation made by the Compensation Committee.

(b)   Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

(c)   If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Corporation has a Compensation Committee comprised of independent directors only. The Compensation Committee is currently comprised of the following three (3) independent directors:

-   Gary Littlejohn (Chair);

-   Dawn Svoronos; and

-   Alain Trudeau.

The responsibilities, powers and operation of the Compensation Committee are described in Appendix “F” to this Circular.

8.	If the Board has standing committees other than the audit, compensation, nominating committees, identify the committees and describe their function.	None

9.

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committee, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible to ensure that a process is in place for the review of the performance of individual directors, the Board as a whole, the Board committees, as well as the Board and Committee Chairs.

Assessments are done on an ongoing basis and this has resulted in the appointment of Joseph Arena and Frank Holler as new independent directors in the course of the last fiscal year.

For the last fiscal year ended November 30, 2021, the Board did not conduct a formal assessment of itself, of the Board committees and of each individual director.

10.	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and if so, include a

Theratechnologies has adopted a policy regarding term limits, a summary of which is provided under “Item II - Subjects to be treated at the meeting – Election of Directors – Directors’ Mandatory Retirement Policy”.

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description of those director term limits or other mechanisms of board renewal.

11.

a.   Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Theratechnologies has not adopted a written policy relating to the identification and nomination of women directors. The Board desires to have discretion in selecting candidates since it has determined that it would be inappropriate for Theratechnologies to require that a minimum percentage of candidates at the Board or executive levels be comprised of women.

However, the Charter of the Nominating and Corporate Governance Committee embeds the obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee needs to recruit candidates for directorship. Therefore, gender diversity is now one of the four criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation.

b.  If an issuer has adopted a policy referred to in 11(a), disclose the following in respect of the policy:

(i)   a short summary of its objectives and key provisions;

(ii)    the measures taken to ensure that the policy has been effectively implemented;

(iii)    annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv)   whether and if so, how the board and its nominating committee measures the effectiveness of the policy.

As stated above, no written policy has been adopted by the Board of Theratechnologies.

12.

Disclose whether and, if so, how the Board or the nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider a level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer reason for not doing so.

Both the Board and the Nominating and Corporate Governance Committee consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election.

Whenever the issues of succession or addition of new board members are discussed, the members of the Board seek to obtain the candidacy of women who must fulfill the expertise sought by the Board. See Section 11(a) above.

13.

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Theratechnologies is sensitive to the representation of women holding executive officer positions. However, as for Board candidacy, management will seek to retain the services of the most available skilled person(s) to fulfill available position(s).

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14.	(a) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

As previously mentioned, Theratechnologies has no target with respect to women acting as Board members. The Board wishes to retain its discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates while keeping in mind gender diversity.

(b) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer had not adopted a target, disclose why it has not done so.

As previously mentioned, Theratechnologies has no target with respect to women in executive officer positions. The Corporation wishes to retain discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates.

	c. If the issuer had adopted a target referred to in either paragraph 14(a) or 14(b), disclose: (i) the target; and (ii) the annual and cumulative progress of the issuer in achieving the target.	N.A.

15.	(a) Disclose the number and proportion (in percentage terms) of directors on issuer’s board who are women.

Ms. Dawn Svoronos is the Chair of the Board and Ms. Dale MacCandlish Weil acted as a director of the Corporation in the last fiscal year. If Ms. Svoronos and Ms. MacCandlish Weil are elected at the Meeting, the representation of women on the Board will account for 25% of independent directors and 22% of all Board members.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all measure subsidiaries of the issuer, who are women.

The number of executive officers at Theratechnologies amounts to eight (8), one of whom is a woman, namely Ms. Marie-Noël Colussi. Ms. Colussi acts as Vice President, Finance. The proportion of women holding executive positions at Theratechnologies amounts to 13%.

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ITEM VI.	OTHER INFORMATION

1.            Audit Committee Information

General

As at November 30, 2021, the audit committee (the “Audit Committee”) was comprised of four (4) independent directors, namely, Mr. Alain Trudeau, who has been acting as Chair since May 13, 2021 (in replacement of Paul Pommier), Gérald A. Lacoste, Gary Littlejohn and Frank Holler. Mr. Holler joined the Audit Committee on August 3, 2021. These individuals are still the current members of the Audit Committee. All of the Audit Committee members are financially literate within the meaning of National Instrument 52-110 - Audit Committees and Mr. Alain Trudeau was designated as a “financial expert” under U.S. securities rules during the last fiscal year. The Audit Committee members meet without executive officers at each meeting of the Audit Committee. During the fiscal year ended November 30, 2021, the Audit Committee met a total of four (4) times. Each member attended all meetings.

Biography of Audit Committee Members Seeking Reelection

Alain Trudeau. Mr. Trudeau holds a Bachelor of Arts in Accounting from HEC Montréal and is a fellow of the Quebec CPA order. From 1982 to 2019, Mr. Trudeau has had a distinguished career at Ernst & Young where he held the position of Managing Partner, Assurance Services, for Ernst & Young offices in the Province of Quebec, from 2008 to 2019. During his career, Mr. Trudeau was responsible for the audit of various publicly-traded companies.

Gary Littlejohn. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and an MBA from McGill University. From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six (6) years as Executive Vice President at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial.

Gérald A. Lacoste. Mr. Lacoste holds a B.A. and a LL.L. from Université de Montréal and a LL.M. from University of London (University College). He has more than 30 years of experience in the fields of securities regulation, corporate finance and corporate governance. Mr. Lacoste was president of the audit committee of Amisco Ltd. from 2002 to 2009 and was also a member of the audit committee of Andromed Inc. from 2004 to 2007. Mr. Lacoste was a member of the audit committee of Génome Québec from 2006 to 2009.

Frank Holler. Mr. Holler holds an MBA and BA (Economics) from the University of British Columbia. Prior to joining the Corporation, Mr. Holler was President and CEO of Xenon Pharmaceuticals Inc. from 1999 to 2003 after having been President and CEO of ID Biomedical Corporation from 1991 to 1998. In addition, he was a founding director of Angiotech Pharmaceuticals. Mr. Holler also acted as Vice-President of Investment Banking with Merrill Lynch Canada and Wood Gundy Inc. (now CIBC World Markets).

Role and Responsibilities

The Audit Committee is responsible for assisting the Board to oversee the followings:

-	the integrity of the Corporation’s financial statements and information related thereto;
-	the Corporation’s internal control system;
-	the appointment and performance assessment of the external auditors; and

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-	the Corporation’s risk management matters.

A copy of the Charter of the Audit Committee describing in greater details the role and responsibilities of the Audit Committee is attached as Appendix “G” to this Circular.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the oversight of the independent external auditors’ work. The Audit Committee pre-approves all audit and non-audit services provided by the external auditors and the fees related thereto. These services may include audit services, audit-related services, tax services and other services. The external auditors and the Corporation’s management report to the Audit Committee on all services performed by the external auditors and on the fees for those services. The Audit Committee approved all of the fees listed in the table above under “Item II – Subjects To Be Treated at the Meeting – Appointment of Auditors”.

Auditors’ Fees

The fees paid to the Auditors of the Corporation for the fiscal years ended November 30, 2021 and 2020 are shown in the table above under “Item II. – Subjects to Be Treated at the Meeting – Appointment of Auditors”.

2.            Shareholder Proposals

The deadline by which the Corporation must receive proposals from shareholders under the Act for presentation at the next annual meeting of shareholders is January 6, 2023.

3.            Additional Documentation

The Corporation is a reporting issuer in all Canadian provinces and is required to file its financial statements, annual information form (the “AIF”) and Circular with each Canadian Securities Commission. The Corporation is also a reporting issuer in the United States and qualifies as a “foreign private issuer” under U.S. securities laws.

The financial information of the Corporation is provided in the Corporation‘s comparative financial statements and Management’s Discussion & Analysis for its fiscal year ended November 30, 2021. Copies of the Corporation‘s financial statements, management proxy circular and AIF may be obtained on request to the Corporate Secretary of the Corporation at the following address: 2015 Peel Street, 11th Floor, Montreal, Québec, Canada, H3A 1T8 or by consulting the SEDAR Website at www.sedar.com and the EDGAR Website at www.sec.gov. The Corporation may require the payment of a reasonable fee if the request is made by someone other than a security holder of the Corporation, unless the Corporation is in the course of a distribution of its securities pursuant to a short-form prospectus, in which case these documents will be provided free of charge.

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4.            Approval by the Board

The content and the sending of this Circular have been approved by the Board of the Corporation.

Montreal, Québec, Canada, April 8, 2022.

(signed) Jocelyn Lafond Jocelyn Lafond Corporate Secretary

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APPENDIX A

RESOLUTION 2022-1 – SHAREHOLDER RIGHTS PLAN

RESOLUTION OF THE SHAREHOLDERS OF

THERATECHNOLOGIES INC. (THE “CORPORATION”)

BE IT RESOLVED:

1.

That the approval by the board of directors of the Corporation of the amended and restated shareholder rights plan agreement entered into on April 6, 2022 between the Corporation and Computershare Trust Services of Canada, be and it is hereby ratified; and

2.

That any director or officer of the Corporation be and is hereby authorized to execute and deliver such documents and instruments and to take such other actions as such director or officer may deem necessary or advisable to give effect to this resolution in his entire discretion, his determination being conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.

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APPENDIX B

RESOLUTION 2022-2 – SHARE OPTION PLAN

RESOLUTION OF THE SHAREHOLDERS OF

THERATECHNOLOGIES INC. (THE “CORPORATION”)

BE IT RESOLVED:

1.

That the Proposed Amendments, as defined in the Corporation’s Management Information Circular dated April 8, 2022 (the “2022 Circular”), as further described under the heading “Item IV – Compensation – Long-Term Incentive Programs – Description of Option Plan” of the 2022 Circular and as shown in the copy of the amended Option Plan (as defined in the 2022 Circular), attached as Schedule “A” hereto (the “2022 Option Plan”), be and are hereby approved;

2.

That the Corporation have the ability to continue granting options under the 2022 Option Plan until May 10, 2025, which is the date that is three (3) years from the date of the shareholders’ meeting at which shareholder approval is being sought; and

3.

That any director or officer of the Corporation be and is hereby authorized to execute and deliver such documents and instruments and to take such other actions as such director or officer may deem necessary or advisable to give effect to this resolution in his or her entire discretion, his or her determination being conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.

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SCHEDULE A TO APPENDIX B

SHARE OPTION PLAN

SHARE OPTION PLAN

EFFECTIVE DATE: MAY 10, 2022

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1.	PURPOSE OF THE PLAN

The Share Option Plan (the “Plan”) is intended to attract, retain and motivate individuals to the success of Theratechnologies Inc., on a consolidated basis (the “Corporation”), to align those individuals’ interests with those of the Corporation’s shareholders and to allow these individuals to participate in the increased value of the Corporation’s common shares (the “Common Shares”).

2.	CATEGORY AND NUMBER OF SHARES RESERVED UNDER THE PLAN

The Common Shares are the shares of the share capital of the Corporation that are reserved for issuance under the Plan.

The maximum number of Common Shares that may be issued under this Plan, together with any other security-based compensation arrangements of the Corporation, as defined in the Toronto Stock Exchange Company Manual, (the “Security-Based Compensation Arrangements”), shall not exceed 10% of the issued and outstanding Common Shares, as calculated on the date of grant (the “Grant Date”) of each option.

Upon the exercise of options or the expiry, cancellation or forfeiture, in whole or in part, of unexercised options, the Common Shares underlying such exercised, expired, cancelled or forfeited options shall be available for future option grants under the Plan.

3.	ADMINISTRATION

The Board of Directors of the Corporation (the “Board”) administers the Plan, provided that, the Board may from time to time solicit and/or accept recommendations regarding the Plan from the Compensation Committee of the Board. Subject to the terms of the Plan, the Board shall have full power and authority to (i) designate the persons who are to receive options under the Plan, (ii) determine the number of options granted, (iii) establish the exercise price of such options, (iv) determine the term of the options, and (v) establish any other condition relative to such options. The Board shall have the right to vary the terms upon which options are granted to particular optionees, provided such different terms do not increase the benefits accruing to such optionees hereunder. Any decision made by the Board regarding the Plan shall be final and conclusive. The day-to-day administration of the Plan may be delegated to such officers and employees of the Corporation or of any subsidiary of the Corporation as the Board in its sole discretion shall determine.

4.	TERMS AND CONDITIONS

4.1

Persons Eligible to Receive Options. The persons eligible to receive options under the Plan are directors, senior executives and key employees of the Corporation and those of its subsidiaries, as well as consultants who work on behalf of the Corporation.

4.2

Number of Options. Each option will entitle the optionee to purchase one Common Share. The total number of options granted to an optionee is determined by the Board, at its sole discretion, except for the following:

4.2.1

the total number of Common Shares set aside for the exercise of options under the Plan for any one individual shall not represent, in any circumstances, more than 5% of the Corporation’s issued and outstanding Common Shares;

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4.2.2

the total number of Common Shares that may be issued to insiders, as defined in the Securities Act (Ontario) (the “Insiders”), at any time, under the Plan together with all other Security-Based Compensation Arrangements, cannot exceed 10% of the issued and outstanding Common Shares (“Shares Outstanding”);

4.2.3

the total number of Common Shares issued to Insiders, within any one-year period, under the Plan together with all other Security-Based Compensation Arrangements, cannot exceed 10% of the Shares Outstanding; and

4.2.4

the total number of Common Shares set aside for the exercise of options under the Plan to each non-employee director, within any one-year period, cannot exceed a value of $100,000, calculated on the Grant Date, and an aggregate value of $150,000 under all Security-Based Compensation Arrangements, including the Plan.

4.3

Exercise Price. The price at which Common Shares may be purchased under the Plan is determined by the Board on the relevant Grant Date; provided however, that such price may not be less than the market price of the Common Shares (the “Exercise Price”). For the purpose hereof, “market price” shall mean:

4.3.1

for options granted to Canadian and non-US resident optionees, the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on the last trading day immediately preceding the relevant Grant Date;

4.3.2	for options granted to U.S. resident optionees, the closing price of the Common Shares on the U.S. NASDAQ stock market (“NASDAQ”) on the last trading day immediately preceding the relevant Grant Date;

4.3.3

if there was no closing price for the Common Shares on the TSX or NASDAQ, then the market price shall be the closing price of the Common Shares on the stock exchange on which there was a closing price on the last trading day immediately preceding the relevant Grant Date, applying the exchange rate published by Bloomberg on the last trading day preceding the relevant Grant Date;

4.3.4

if there is no closing price on the TSX and NASDAQ, on the last trading day immediately preceding the relevant Grant Date, then the market price shall (i) for Canadian and non-US resident optionees, be the last closing price of the Common Shares on the TSX (or if earlier, the NASDAQ, applying the applicable exchange rate as set forth above) prior to the Grant Date, and (ii) for US resident optionees, the last closing price of the Common Shares on the NASDAQ (or if earlier, the TSX, applying the applicable exchange rate as set forth above) prior to the Grant Date; and

4.3.5

If the Common Shares are not publicly traded as of the relevant Grant Date, the fair market value of one Common Share, as determined by the Board, in its sole discretion, by applying principles of valuation with respect thereto (and with respect to US residents, in accordance with Section 409A of the US Internal Revenue Code).

4.4	Conditions. The Board may subject the exercise of the options to certain conditions which it will determine, at its sole discretion.

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4.5

Option Period. The optionee may exercise an option at any time starting on the date it becomes vested until the tenth anniversary of the Grant Date or during any other shorter period determined at the discretion of the Board on the Grant Date (the “Option Period”). All unexercised options expire, and have no effect, after the end of the Option Period (the “Expiry Date”), except in the circumstances where the end of the Option Period falls during, or within ten business days after the end of, a “blackout” or similar period imposed under applicable laws or under any insider trading policy or similar policy of the Corporation (the “Blackout Period”) (but not, for greater certainty, a restrictive period resulting from the Corporation or its Insiders being the subject of a cease trade order of a securities regulatory authority). Where the end of the Option Period falls during, or within ten business days after the end of a Blackout Period, the Option Period shall automatically be extended to end on the tenth (10th) business day after the end of such Blackout Period.

4.6

Vesting. Unless otherwise determined by the Board at its sole discretion, all options granted to an optionee under this Plan will vest as to 1/3 on each of the first, second and third anniversaries of their Grant Date, subject to the provisions of Sections 4.9 to 4.12.

4.7

Methods of Payment. The optionee may, during the Option Period, elect to exercise any or all of the options then granted and not previously exercised by delivering to the Corporation payment in full of the Exercise Price (in the applicable currency) accompanied by a completed purchase form, substantially in the form provided in Schedule A hereto (the “Purchase Form”). Payment of the Exercise Price may be made by cash, cheque, certified cheque, cheque from a recognized brokerage firm, bank draft or money order payable to the Corporation, or any other method of payment approved by the Board.

4.8

Cashless Exercise. Pursuant to the Purchase Form and subject to the approval of the Board, an optionee may choose to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of such optionee’s Options. The “cashless exercise” procedure may include a sale of such number of Common Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that optionee. Pursuant to the Purchase Form, the optionee may authorize the broker to sell Common Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price, promptly following which the Corporation shall issue the Common Shares underlying the number of Options as provided for in the Purchase Form. A short sale of Common Shares effected for the purpose of the foregoing cashless exercise feature shall be permissible as an exception to applicable restrictions regarding short sales contained in the Corporation’s insider trading policy or similar policies.

4.9

Termination of an Optionee’s Employment. If the optionee (other than a non-employee director) ceases to be an employee or consultant, as the case may be, other than for Cause (as defined below) or for death prior to the Expiry Date (a “Termination of Employment”), the optionee may exercise any or all of the unexercised vested options as at the Date of the Termination of Employment (as defined below) at any time until the earlier of (i) twelve (12) months following the Date of the Termination of Employment, and (ii) the Expiry Date.

For the purposes of the Plan, the transfer of an optionee to another position within the Corporation or a subsidiary thereof, or from the position of employee of the Corporation to a consultant of the Corporation shall not be considered a Termination of Employment.

For the purposes of the Plan, the “Date of the Termination of Employment” shall mean the date on which an optionee ceases to be an employee or consultant eligible to participate in the Plan as a

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result of a termination of employment or engagement with the Corporation or one of its subsidiaries for any reason, whether lawful or unlawful, including death, retirement, disability, resignation, or termination with or without Cause. For the purposes of the Plan, an optionee’s employment with the Corporation or one of its subsidiaries shall be considered to have terminated effective on the last day of the optionee’s actual and active employment with the Corporation or one of its subsidiaries, whether such day is selected by agreement with the individual, or unilaterally by the optionee or the Corporation or one of its subsidiaries, and whether with or without advance notice. Without limiting the generality of the foregoing and subject to applicable law, no period of non-working notice or payment in lieu of such notice that follows the optionee’s last day of actual and active employment shall be deemed to extend the optionee’s period of employment for the purpose of determining his or her rights or entitlements under the Plan.

For the purposes of the Plan, “Cause” shall include, among other things, “serious reason” (as defined in the Civil Code of Québec), dishonest acts such as gross misconduct, theft, fraud, embezzlement, misappropriation, breach of confidentiality, breach of loyalty or breach of duty of loyalty or placement in conflict of interest, or breach of the Corporation’s Code of Ethics or policies regarding insider trading and tipping, and any other reason determined by the Corporation to be cause for termination in accordance with applicable law.

4.10

Non-Employee Director Ceasing to Act as Director. If a non-employee director ceases to be a director of the Corporation, other than for Cause or death prior to the Expiry Date, such non-employee director may exercise any or all unexercised options which are vested on the date he/she ceased to act as a director of the Corporation at any time until the earlier of (i) twelve (12) months following the date such director ceased to hold office, and (ii) the Expiry Date.

4.11

Rights in the Event of an Optionee’s Cessation for Cause. In the event an optionee ceases to be a director, employee or consultant, as the case may be, for Cause, unless otherwise determined by the Board, at its sole discretion, all unexercised options, whether vested or unvested, shall be forfeited, cancelled and terminated as of the Date of the Termination of Employment or, in the case of a director, the date he or she ceases to hold office. In addition, an optionee discharged for Cause will forfeit any compensation, gain or other value realized on the vesting, exercise or settlement of options since the date of first occurrence of the event(s), action(s) or fact(s) that gave rise to the termination for Cause or the sale or other transfer of Common Shares acquired in respect of such options, and must promptly repay such amounts to the Corporation.

4.12

Rights in the Event of an Optionee’s Death. In the event an optionee ceases to be a director, employee or consultant, as the case may be, as a result of death, such optionee’s legal personal representative(s) may exercise any or all unexercised options which are vested on the date of the optionee’s death at any time until the earlier of (i) twelve (12) months following the optionee’s death, and (ii) the Expiry Date.

4.13

No Employment Guaranty. Nothing in the Plan shall confer upon the optionee the continued right to be employed by the Corporation or its subsidiaries or the right to provide services to the Corporation or interfere in any way with the right of the Corporation or its subsidiaries to terminate an optionee’s employment or agreement at any time and for any reason.

4.14

No Shareholder Rights. An optionee shall have no rights as a shareholder with respect to the Common Shares underlying such optionee’s options until the date such Common Shares are issued to the optionee as fully paid-up Common Shares following the exercise by the optionee of such options.

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4.15

Transfer and Assignment. The optionee’s rights with respect to the options granted under the Plan may not be assigned or transferred by the optionee or be subject to any form of alienation, sale, pledge, hypothec or other encumbrance. The foregoing prohibition does not prevent an optionee to transfer his/her rights to such optionee’s legal personal representative(s) by will or by law or if a court order is issued ordering the transfer of such rights to a third party.

2. Vested options are exercisable only by the optionee or, upon such optionee’s death or incapacity, the legal representative of the optionee’s estate or having authority to deal with the property of the optionee, as applicable. The obligations of each optionee shall be binding on his/her heirs and executors. Moreover, with the Corporation’s prior written approval and subject to such conditions as the Corporation may stipulate, options may also be exercised by an optionee’s retirement savings trust or any registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant. In all circumstances, no exercise shall be allowed until the Corporation receives satisfactory evidence of entitlement to exercise any option, and a person exercising an option may purchase Common Shares only in the person’s own name or in the person’s capacity as legal representative.

4.16

Compliance with Applicable Securities and Other Laws. Options may be exercised only to the extent that the Corporation has obtained the necessary approvals under applicable securities and other laws governing the issue and sale by the Corporation of its Common Shares to optionees.

4.17

Tax Withholding. The Corporation shall have the right and power to require an optionee to remit in cash to the Corporation promptly upon notification of the amount due, an amount to satisfy the minimum federal, state or local or foreign taxes or other obligations required by law to be withheld with respect thereto with respect to any option under this Plan. No Common Shares shall be issued upon an exercise of an option unless and until arrangements satisfactory to the Board shall have been made to satisfy the statutory minimum withholding tax obligations applicable with respect to such exercise. The Corporation may defer issuance or delivery of Common Shares until such requirements are satisfied.

5.	ADJUSTMENTS

Subject to any regulatory approval or notification required by applicable law or stock exchange guidelines, upon the happening of any of the following events, an optionee’s rights with respect to an option granted under the Plan shall be adjusted as hereinafter provided:

5.1

Subdivision, Redivision or Change into a Greater Number. In the event of any subdivision, redivision or change of the Common Shares into a greater number of shares at any time, or in the case of the issue of shares of the Corporation to the holders of its outstanding Common Shares by way of a share dividend or share dividends, the number of Common Shares deliverable by the Corporation upon the exercise of an option shall be increased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, redivision or change.

5.2

Consolidation or Change into a Lesser Number. In the event of any consolidation or change of the Common Shares into a lesser number of shares at any time, the number of Common Shares deliverable by the Corporation upon the exercise of an option shall be decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such consolidation or change.

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5.3

Reclassification. In the event of any reclassification of the Common Shares, an optionee shall accept, at the time of the exercise of options, in lieu of the number of Common Shares in respect of which the options are being exercised, the number of shares of the Corporation of the appropriate class or classes as the optionee would have been entitled as a result of such reclassification had the options been exercised before such reclassification.

5.4

Amalgamation, Acquisition by an Entity, Sale of Assets. Subject to Subsection 5.5, if the Corporation is to be amalgamated with or acquired by another entity in a merger, arrangement, sale of all or substantially all of its assets or other similar transaction (an “Acquisition”), the Board shall, as to outstanding options, either: (i) make appropriate provisions for the continuation of such options by substituting on an equitable basis for the shares then subject to such options the consideration payable with respect to the outstanding Common Shares in conjunction with the Acquisition; or (ii) upon written notice to the optionees, provide that all options must be exercised, to the extent they are then exercisable, within a specified number of days of the date of such notice, at the end of which period the options shall terminate; or (iii) terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such options (to the extent they are then exercisable) over the Exercise Price thereof.

5.5

Offer to Purchase. Notwithstanding Subsection 5.4 hereof, if an offer to purchase all of the outstanding Common Shares is made, all options which are not vested shall, from the date of the offer, be exercisable notwithstanding any provision to the contrary at the time of the grant.

5.6

Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Corporation, all options will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Board.

5.7

No Adjustments. Except as expressly provided herein, no issue by the Corporation of shares of any class, or securities convertible into shares of any class, shall affect the number or Exercise Price of the Common Shares underlying the options and no modification shall be made with respect to the number or Exercise Price of the Common Shares underlying the options under the Plan. No adjustments shall be made for dividends paid in cash or in property other than securities of the Corporation or its subsidiaries.

5.8	No Fraction. No fractional shares shall be issued under the Plan and the optionee shall receive from the Corporation cash in lieu of such fractional shares.

5.9

Appropriate Adjustments. Upon the occurrence of any of the foregoing events described in Subsections 5.1, 5.2, 5.3 and 5.4 above, the class and aggregate number of shares set forth in Section 2 underlying the options which previously have been or subsequently may be granted under the Plan shall also be appropriately adjusted to reflect the events described in such subsections. The Board or the successor Board shall determine the specific adjustments to be made under this Section 5 and its determination shall be conclusive.

6.	AMENDMENT AND TERMINATION

6.1

Subject to Section 6.3, the Board may amend, suspend or terminate the Plan, or any outstanding option, or any portion of the Plan or of an option, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the

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foregoing, the Board may make the following types of amendments to the Plan and options without seeking shareholder approval:

a)

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and/or NASDAQ);

c)	amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws;

d)	amendments respecting administration of the Plan;

e)

any amendment to the vesting provisions of the Plan or any option, it being understood that in the event of the amendment to the vesting provisions of an option, the Board shall not be under any obligation to amend the vesting provisions of any other option;

f)	any amendment which reduces the Exercise Price of an option held by an optionee who is not an Insider of the Corporation;

g)

any amendment to the early termination provisions of the Plan or any option, whether or not such option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

h)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares;

i)	amendments necessary to suspend or terminate the Plan; and

j)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the Plan.

6.2	Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board implementing the Plan or granting options under the Plan:

6.2.1

in the event there occurs a transaction contemplated under Subsection 5.4 or 5.6 of the Plan, the Board shall have the right, upon written notice to each optionee, to determine, in the Board’s sole discretion, that all options held by such optionees may be exercised within a specified number of days of the date of such notice, and that upon the expiry of such period, all rights of optionees to options under this Plan or to exercise same (to the extent not theretofore exercised) shall terminate and that all such options shall cease to have further force or effect whatsoever; and

6.2.2

the Board may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of an optionee’s employment for any reason, including death, shall not apply for any reason acceptable to the Board.

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Except as expressly set forth herein, no action of the Board or shareholders shall alter or impair the rights of an optionee without the consent of the affected optionee, under any option previously granted to such optionee.

6.3	Approval by a majority of the voting shareholders present at a duly called shareholder meeting is required for the following amendments:

a)

any increase to the maximum number of Common Shares that may be issued under the Plan, including an increase to a fixed maximum percentage of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number;

b)	the reduction of the Exercise Price of options for Insiders;

c)	the cancellation and reissue of options to the same individual;

d)	the extension of the Option Period of options;

e)	any transfer and assignment of options other than pursuant to Subsection 4.15;

f)	the removal or increase of limits to the number of options that may be granted to Insiders;

g)	the removal or increase of limits to the number of options that may be granted to non-employee directors; and

h)	any amendment to this Section 6.

6.4	No amendment of the Plan or options may contravene the requirements of any competent regulatory authority to which the Plan or the Corporation is now or may hereafter be subject to.

6.5

With regard to shareholder approval as required pursuant to Subsections 6.3b), c) and f), votes attached to shares held directly or indirectly by Insiders benefiting directly or indirectly from the amendment may never be included.

6.6

With regard to shareholder approval as required pursuant to Subsections 6.3a) and h), where the amendment will disproportionately benefit one or more Insiders over other optionees, the votes attached to shares held directly or indirectly by those Insiders receiving the disproportionate benefit may never be included.

6.7

The shareholders’ approval of an amendment may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Common Shares are issued pursuant to the amended terms.

7.	CLAWBACK

Notwithstanding anything to the contrary contained herein, the Board may cancel an option if the optionee, without the consent of the Corporation, (A) has engaged in or engages in any activity that is in conflict with or adverse to the interests of the Corporation or any subsidiary while employed by or providing services to the Corporation or any subsidiary, including fraud or conduct contributing to any financial restatements or irregularities, or (B) violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant or agreement with the Corporation or any subsidiary, as determined by the Board, or if the

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optionee’s employment, service or office is terminated for Cause as indicated herein. The Board may also provide that in any such event the optionee will forfeit any compensation, gain or other value realized thereafter on the vesting, exercise or settlement of such option or the sale or other transfer of Common Shares acquired in respect of such option and must promptly repay such amounts to the Corporation. In addition, the Corporation and its subsidiaries shall retain the right to bring an action at equity or law to enjoin the optionee’s activity and recover damages resulting from such activity. Further, to the extent required by applicable law and/or the rules and regulations of the Exchange or any other securities exchange or inter-dealer quotation service on which the Common Shares are listed or quoted, or if so required pursuant to a written policy adopted by the Corporation, options shall be subject (including on a retroactive basis) to clawback, forfeiture or similar requirements (and such requirements shall be deemed incorporated by reference into all outstanding letters or agreements granting options). Each optionee, by accepting or being deemed to have accepted an option under the Plan, agrees to cooperate fully with the Board and the Corporation, and to cause any and all permitted transferees of the optionee to cooperate fully with the Board and the Corporation, to effectuate any forfeiture or disgorgement required under this Plan. Neither the Board nor the Corporation nor any other person, other than the optionee and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to an optionee or his or her permitted transferees, if any, that may arise in connection with the provisions of this Section 7.

8.	GOVERNING LAW

The Plan and the options granted under the Plan shall be construed in accordance with and be governed by the laws of the Province of Quebec.

9.	EFFECTIVE DATE AND TRANSITIONAL MEASURES

The Plan came in effect on December 6, 1993. It was approved by the Board on December 6, 1993, by the regulatory authorities on December 8, 1993 and by the shareholders on March 29, 1995. It was amended by the Board on thirteen occasions, being July 18, 1994, February 20, 1995, September 26, 1996, July 27, 1998, December 15, 1998, February 16, 1999, March 15, 2001, March 14, 2003, February 8, 2007, April 15, 2016, April 11, 2017, June 12, 2020 and March 3, 2022. These changes were approved by the shareholders on eight occasions, being March 26, 1997, April 22, 1999, May 10, 2001, May 7, 2003, March 29, 2007, May 17, 2016, May 16, 2017 and July 16, 2020. The effective date of this Plan shall be the date on which it is approved by the shareholders (the “Effective Date”). All options granted as of the Effective Date shall be governed by the terms and conditions of this version of the Plan. All options granted prior to the Effective Date shall be governed by the terms and conditions of the version of the Plan approved by Board on June 12, 2020.

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THERATECHNOLOGIES INC.

SHARE OPTION PLAN – PURCHASE FORM

SECTION A – PURCHASE REQUEST – TO BE COMPLETED BY OPTIONEE

Name:

Mailing Address:

Office telephone:

Current Position in Corporation:

Date of Grant	Number of Options Granted	Number of Options Exercised Hereby*	Exercise Price	Purchase Price

Total Purchase Price:

Method of Payment:

Cashless Exercise (check if applicable) :    ☐

I hereby elect to exercise the number of options to purchase Common Shares of Theratechnologies Inc. as indicated above.

Signature:                                                                                                         Date:

SECTION B – VERIFICATION – TO BE COMPLETED BY THE CORPORATION

I hereby certify that the above individual is eligible to exercise the number of options as indicated above and acknowledge receipt of payment therefore.

Signature:                                                                                                         Date:

INFORMATION FOR TAX PURPOSES

Market value of Common Shares on exercise date:

SECTION C – RECEIPT OF COMMON SHARES

I acknowledge receipt of certificate numbers:

Signature:                                                                                        Date:

PLEASE RETAIN FOR TAX PURPOSES

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APPENDIX C

MANDATE OF THE BOARD OF DIRECTORS

I.	Role

The Corporation’s Board of Directors (the “Board”) is ultimately responsible for the stewardship of the Corporation and executes its mandate directly or after considering recommendations from its related committees and Management.

Management is responsible for the Corporation’s day-to-day activities and is charged with realizing strategic activities approved by the Board within the scope of its authorized business activities, capitalization plan and Corporation directives. Management must report regularly to the Board on matters relating to short-term results and long-term development activities.

II.	Obligations and Responsibilities

The Board carries out the functions, performs duties and assumes the responsibilities entrusted by the laws and regulations. The Board may delegate some of its responsibilities to Board committees and Management within the scope of the Corporation’s General By-laws, the laws and the regulations. Therefore, day-to-day management of the Corporation’s activities is entrusted to Senior Management, which reports directly to the Board. One of the key functions of the Board is to appoint the senior management team.

The functions and duties of Board members include, without limitation, the following functions and duties:

A.	Appointment, assessment, succession planning of Senior Management

1.	Select and appoint the President and Chief Executive Officer of the Corporation.

2.	Oversee the appointment of other members of Senior Management.

3.	Ensure that the Corporation has a succession plan for the President and Chief Executive Officer.

4.	Monitor the performance of the President and Chief Executive Officer and other Executive Officers, with respect to pre-established objectives.

B.	Compensation of Directors

1.	Establish the compensation of Directors.

C.	Strategic Direction and Planning

1.	Adopt the Corporation’s strategic planning process.

2.	Approve the Corporation’s strategic plan and review Senior Management’s performance in implementing the plan.

3.	Review the strategic plan annually, taking into account opportunities and risks, and monitoring the Corporation’s performance against the plan.

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4.	Review and approve the Corporation’s annual plans towards financing the strategic plan.

5.	Review and approve the Corporation’s annual operating budget.

6.	Identify key business risks facing the Corporation and the implementation of appropriate systems to manage these risks.

7.	Discuss with Management how the strategic environment is changing and the key strategic issues.

D.	Corporate Behaviour and Governance

1.	Develop an approach to corporate governance, including the determination of principles and guidelines for the Corporation.

2.

Obtain reasonable assurance of the integrity of the President and Chief Executive Officer and other senior members of Management, and that they uphold principles of integrity within the ranks of the Corporation.

3.	Oversee the implementation of a Corporation disclosure policies and procedures.

4.	Monitor the integrity of the Corporation’s internal controls and disclosure systems.

5.	Be available to receive feedback from stakeholders, which must be provided in writing, at the Corporation’s head office, bearing the mention “Confidential”.

E.	Personal Behaviours

1.	Keep up to date with the regular programs and employees of the Corporation.

2.	Upon request, join a committee and actively participate at its meetings.

3.	Be accessible, at least by telephone, to personnel and other Corporation Directors, as required.

4.	Keep confidential information discussed during meetings.

5.	Attend regular and special Board meetings.

6.	Get to know other members of the Board and promote collegial decision-making.

III.	External Advisors

In discharging its duties and responsibilities, the Board is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Board

The Board consists of such number of Directors as the Board may determine from time to time by resolution. The Board must assure itself that it is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board. Directors should have diverse backgrounds and personal characteristics and traits as well as

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competencies and expertise that add value to the Corporation. Finally, a majority of the Directors must be independent for the purposes of National Policy 58-201 Corporate Governance Guidelines.

V.	Board Meeting Procedures

The Board follows the procedure established in the Corporation’s General By-Laws.

VI.	Records

The Corporation’s Secretary keeps the records required by law and any other relevant document.

VII.	Effective Date

This written mandate was adopted by the Directors at its February 8, 2006 Board meeting.

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APPENDIX D

DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY

The Board must first ensure that every new nominee as Director possesses the necessary skill, expertise, availability and knowledge to properly fulfil its mandate. Once a Director is effectively elected, the Chairman of the Board, the President and Chief Executive Officer and Secretary provide him with the specific information required for a well-informed contribution.

I.	Purpose

The purpose of this Director Orientation and Continuing Education Policy (the “Policy”) is to set forth the Corporation’s process of orientation for newly appointed Corporation Directors to familiarize them with the role of the Corporation’s Board of Directors, its committees, its directors, and the nature and operation of the Corporation’s business activities. The Policy also indicates the elements of continuing education of the Board of Directors to ensure the Corporation Directors maintain the skill and knowledge necessary to fulfill their obligations as directors.

II.	Orientation of New Directors

Newly appointed Directors first meet with the Chairman of the Board to discuss the functioning of the Board of Directors. Then, they meet with the President and Chief Executive Officer to discuss the nature and operation of the Corporation’s business activities. As required, meetings may be set up with other Senior Managers to further clarify some of the Corporation’s business activities. Finally, the Secretary provides new directors with the following documents:

A.

Copies of Board meeting minutes and written resolutions since the beginning of the fiscal year (which may include those of the preceding fiscal year, depending of the date of appointment), including a copy of the minutes of the last annual meeting;

B.	A schedule of Board Meetings for the year;

C.	The disclosure policies and procedures and the “Undertaking” form (for signature);

D.

The policy on insider trading in force at Theratechnologies (with mention to register as an insider with the Canadian securities agency through SEDI.ca and to prepare an initial insider report within ten (10) days following appointment);

E.	Theratechnologies’ Share Option Plan;

F.	The latest annual report and accompanying information on Theratechnologies (fact sheet, latest press releases, latest annual information form and corporate presentation);

G.	The Director Disclosure Form (to complete and return within afforded time);

H.	The General By-Laws, the Board’s written mandate, the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Charter; and

I.	The Directors and Senior Management coverage and compensation.

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III.	Continuing Education

The following actions are taken to ensure the continuing education of Directors:

A.	Management provides Directors, from time to time, with pertinent articles and books relating to the Corporation’s business, its competitors, corporate governance and regulatory issues;

B.	Key Corporation executives make regular presentations to the Board on business activities;

C.

Certain consultants present to the Board on matters relevant to their role and duties. Consultants such as insurance brokers presenting on risks faced by the Corporation or consultants presenting a long-term strategy for the Corporation;

D.	The Secretary offers Directors continuing education in the form of presentations on new legal and regulatory requirements that impact the Board.

IV.	Review

This Policy is reviewed and modified when the Board of Directors considers it necessary and desirable.

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APPENDIX E

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I.	Mandate

The Nominating and Corporate Governance Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	Recruit candidates for the Board;

B.	Review the size of the Board;

C.	Composition of the Board;

D.	Function of the Board;

E.	Orientation and education of Board members;

F.	Succession planning; and

G.	Governance.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a Nominating and Corporate Governance Committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Recruit Candidates for the Board

1.	Identify potential candidates as members of the Company’s Board of Directors. In so doing, the Committee will consider:

a.	independence of candidates under the terms of National Policy 58-201 on corporate governance;

b.	gender diversity;

c.

the competencies, skills and personal characteristics sought in candidates. The Committee will determine what it considers necessary by assessing competencies, skills and personal characteristics of the candidates in relation to: (1) those generally required by the Board; (2) those already present in other Board members; and (3) those which are a welcome addition; and

d.	the availability of candidates.

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2.

All Board members may submit to the Committee potential candidates for membership, and the Committee shall review such candidates in light of above described competencies and skills desirable for the Board.

3.	The Committee shall proceed as follows for the recruitment of candidates:

a.

when determined by the Committee and the Board of Directors that Board vacancies must be filled or new members are desirable, the Chair of the Board of Directors shall make contact with candidates that have been identified by the Committee per the above described criteria;

b.	upon a positive evaluation by the Chair of the Board of Directors and positive reaction from the candidate, at least two (2) members of the Board shall meet with the candidate; and

c.

upon a positive evaluation by the two (2) Board members and the continuing interest of the candidate, the Committee shall make a recommendation to the Board of Directors, providing all pertinent background information for analysis and discussion by the Directors.

B.	Board Size

The Board must be composed of 3 to 20 directors, as per the Company’s Articles of Incorporation and the Law. As provided under the terms of the Company General By-Laws, the Board shall exercise its power to establish by resolution the exact number of directors. In this regard, the duties of the Committee are as follows:

1.	Examine the size of the Board annually in view of assessing its effectiveness.

2.	Consider modifications to the number of constituting members and issue its recommendations to the Board.

C.	Composition of the Board

1.

Ensure that the Board is composed of Directors that are sufficiently familiar with the business of the Company, and the risks it faces, to ensure active and effective participation in the deliberations of the Board.

2.	Ensure that Directors have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Company.

3.	Ensure that a majority of the directors are independent directors for the purposes of National Policy 58-201 Corporate Governance Guidelines.

D.	Board Functioning

1.	Examine the Board’s functions and issue recommendations as to its obligations and role. Among others, the Committee must regularly review the Board’s written mandate.

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2.	Determine and review, as needed, the roles and mandates of Board committees and issue recommendations.

E.	Orientation and Continuing Education of Board Members

1.	Develop an orientation and continuing education policy for Directors.

F.	Succession Planning

1.	Develop and monitor succession plans for the Board.

G.	Governance

1.	Follow corporate governance developments and, as required, advise the Board of appropriate actions.

2.	Examine appropriate actions to promote ethical business conduct, issue relevant recommendations to the Board and oversee their implementation.

3.	Examine conflict of interest issues that may be brought to the attention of the Board and offer solutions.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company, as determined by the Board in accordance with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next Annual General Meeting of Shareholders, or until successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

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VII.	Chair

The Board appoints the Committee Chair who will call and chair the meetings. The Chair reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chair. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chair, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone else to carry out this duty.

X.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII.	Effective Date

This charter was adopted by the Directors during the February 8, 2006 Board meeting and amended during the February 7, 2017, August 7, 2019 and December 10, 2019 Board meetings.

.

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APPENDIX F

COMPENSATION COMMITTEE CHARTER

I.	Mandate

The Compensation Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:

A.	Compensation of Senior Management;

B.	Assessment of Senior Management, including an overview and monitoring of the yearly objectives of the Chief Executive Officer (the “CEO”) and other members of Senior Management;

C.	Compensation of Directors;

D.	Stock option grants;

E.	Overall increase in total compensation; and

F.	Review of the succession plan covering the CEO and other members of senior management, including the assessment of the risks related thereto.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a compensation committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Compensation of Senior Management

1.

Develop a compensation policy for the Corporation’s senior management, notably the Senior Management compensation structure, annual salary adjustments as well as the creation and administration of short and long-term incentive plans, stock options, indirect advantages and benefits proposed by the CEO. The CEO cannot be present during any voting or deliberations by the Committee on his or her compensation.

2.	Review and establish all forms of compensation to senior management.

3.	Oversee, as required, employment contracts and terminations of senior management, notably severance pay.

4.	Oversee the Corporation’s annual report on senior management compensation part of the Corporation’s continuous disclosure requirements under applicable laws and regulations.

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B.	Assessment of Senior Management

1.	Develop a written position description for the CEO.

2.	Establish general objectives annually for the CEO of the Corporation and for other members of senior management.

3.

Examine and annually assess the objectives of the CEO set by this Committee as well as those of each member of Senior Management set by the CEO, including a mid-year monitoring exercise of these objectives.

4.	Examine, in collaboration with the CEO, the annual performance assessment of other senior managers.

C.	Compensation of Directors

1.	Recommend to the Board approval of the Director’s Compensation Policy.

2.	Examine the compensation of Directors in relation to the risks and duties of their position.

D.	Stock Option Grants

1.	Oversee, review as needed and recommend Board approval of the Corporation Share Option Plan.

2.	The Committee may delegate, at its discretion, the plan’s administration to members of the Corporation’s senior management and employees.

3.	Examine, oversee and recommend Board approval of stock option grants, specifically:

a.	the people to whom options are granted;

b.	the number of options granted;

c.	the exercise price of the options;

d.	the exercise period of the options; and

e.	all other conditions relating to options granted.

E.	Overall Increase in Total Compensation

1.	Approve annually the Corporation’s increase in overall compensation.

F.	Succession Plan

1.	Develop and monitor succession plan for the CEO and other members of senior management.

2.	Evaluate and recommend to the Board succession plans for the CEO and other members of senior management and oversee the implementation of such succession plans.

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3.	Assess the risks related to the CEO’s and other members of senior management’s departure, resignation, retirement, long-term disability or sudden death.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. Before retaining or seeking advice from external legal counsel or other external advisors (other than the Corporation’s in-house counsel), the Committee must take into consideration the six factors specified in NASDAQ Listing Rule 5605(d)(3)(D) or any successor provision thereto. The Committee shall set the compensation, and oversee the work, of the external legal counsel or other external advisor. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board, in accordance with applicable laws, rules and regulations.

V.	Minimum Meeting Requirements

The Committee shall meet at least twice per year to discharge its duties, including a mid-year review to monitor and assess the yearly objectives of the CEO and that of the other members of Senior Management.

VI.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of shareholders, or until successors are so appointed.

VII.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VIII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings.

IX.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

X.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each

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regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

XI.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XII.	Records

The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.

XIII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIV.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the February 8, 2006, August 7, 2019 and December 10, 2019 Board meetings.

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APPENDIX G

AUDIT COMMITTEE CHARTER

I.	Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	the integrity of the Company’s financial statements and related information;

B.	the internal control systems of the Company;

C.	the appointment and performance of the external auditor;

D.	the supervision of the Company’s Risk Management; and

E.	the review and approval of related party transactions.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify the fair presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and timing of the auditing procedures used for the financial statement audit. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:

A.	Integrity of the Company’s Financial Statements and Related Information

1.

Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the Annual Information Form and the press releases, as the case may be, discuss such with management and the external auditor, as applicable, and suggest recommendations to the Board, as the case may be.

2.

Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor, as applicable, the following:

a.	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s

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selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of significant or material control deficiencies;

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.

the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of forward-looking information and use of non-GAAP financial measures).

4.	Review and discuss reports from the external auditor on:

a.	all critical accounting policies and practices used by the Company;

b.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor;

c.	the external auditor’s report to the Committee on the planning of external auditing; and

d.	the external auditor’s report to the Committee on the auditing results.

B.	Supervision of the Company’s Internal Control Systems

1.	Review and discuss with management and, when appropriate, provide recommendations to the Board on the following:

a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:

●	obtain precisions as to the mandate of the audit committees;

●	enquire about internal controls and study related risks;

●	obtain copy of the minutes of the audit committees’ meetings; and

●	ensure that the critical accounting policies and practices are identical to the Company’s.

2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.

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3.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

4.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.

C.	Appointment and Performance Supervision of the External Auditor

1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.

2.

Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.

Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company, where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.

Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.

Authorize the Chair of the Committee to pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary where such engagements have not been pre-approved by the Committee as set forth above under paragraph 4; provided, however, that the upper limit of the amount of such approval shall be determined annually by the Committee; and provided, further, that the Chair reports any approval to the Committee at the next meeting of the Committee following the date on which the approval was given by the Chair.

6.	At least annually, consider, assess and report to the Board on:

a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.

the obtaining from the external auditor of a written or verbal statement i) describing all relationships between the external auditor and the Company that may reasonably be thought to bear on their independence;

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ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may reasonably be thought to affect the independence of the external auditor; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.
7.	At least annually, obtain and review a report by the external auditor describing:

a.	the external auditor’s internal quality-control procedures; and

b.

any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.

8.	Resolve any disagreement between management and the external auditor regarding financial reporting.

9.	Review the audit process with the external auditor.

10.	Meet periodically with the external auditor in the absence of management.

11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.

D.	Supervision of the Company’s Risk Management

Review, report and, where appropriate, provide recommendations to the Board on the following:

1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.

E.	Review and Approval of Related Party Transactions

Review, approve and oversee any transaction between the Company and any related person (as defined in NASDAQ Listing Rule 5630) for potential conflicts of interest on an ongoing basis.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

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IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience that leads to financial sophistication, as determined by the Board. No member of the Committee shall have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chair

The Board appoints the Committee Chair who will call and chair the meetings. The Chair reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chair. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chair, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, as and when applicable, the Committee invites the Chief Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

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X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the April 13, 2005, February 8, 2006, February 25, 2015, August 7, 2019 and May 13, 2021 Board meetings.

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